Exhibit 99.1

ELECTROVAYA INC.

MANAGEMENT INFORMATION CIRCULAR

JANUARY 15, 2026

Business of the Meeting	1
Annual Financial Statements	1
Appointment of Auditor	1
Election of Directors	1
Majority Voting Policy	2
Increase in Common Shares Issuable upon exercise of Options granted under the Stock Option Plan	3
Redomiciliation of the Company from Ontario to Delaware	5
General	5
Reasons for the Domestication	5
Risks Associated with the Domestication	7
Effects of Change of Jurisdiction	8
Regulatory Approvals; Canadian and US Securities Laws and Stock Exchange Implications	9
Executive Officers and Directors	9
Treatment of Outstanding Common Shares, Options and Warrants	9
No Change in Business, Locations, Fiscal Year or Employee Plans	9
Dissent Rights of Shareholders	10
Accounting Treatment of the Domestication	11
Implementation	11
U.S. Federal Income Tax Considerations	11
U.S. HOLDERS	13
Effects of the Domestication on U.S. Holders of Common Shares	13
Basis and Holding Period Considerations	13
Effects of Section 367 to U.S. Holders of the Common Shares	14
“U.S. Shareholders” of the Corporation	14
U.S. Holders That Own Less Than 10 Percent of the Corporation	14
U.S. Holders That Own Common Shares with a Fair Market Value of Less Than $50,000 USD	15
PFIC Considerations	15
NON-U.S. HOLDERS	16
Effects of the Domestication on non-U.S. Holders of Common Shares	16
Distributions	17
Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares	17
Information Reporting Requirements and Backup Withholding	18
Foreign Account Tax Compliance Act	18
CANADIAN INCOME TAX CONSIDERATIONS	19
Holders Resident in Canada	21
Dissenting Shareholder	21
Non-Dissenting Shareholder	22
Disposition of Common Shares Following the Domestication	23
Taxation of Capital Gains and Capital Losses	23

2

Additional Refundable Tax	23
Disposition of Common Shares Following the Domestication	26
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	27
Statement of Executive Compensation	29
Compensation Discussion and Analysis	29
Overview of Compensation Program	29
Benchmarking	30
Description of Compensation Framework	30
Risk Management	30
Base Salary	31
Short-term and Long-term Incentives	31
Named Executive Officers’ Compensation	32
Summary Compensation	32
Aggregate Compensation	32
Key Assumptions	33
Compensation of Directors	35
Employment Contracts with Change of Control Benefits	37
Stock Option Plan	38
Annual Burn Rate	41
Directors’ and Officers’ Indemnification and Insurance	41
Indebtedness of Directors and Senior Officers	42
Statement of Corporate Governance Practices	43
The Board of Directors	43
Committees	43
Audit Committee	43
Nominating, Corporate Governance and Compensation Committee	44
Response to Shareholders	45
Expectations of Management	45
Solicitation of Proxies	45
Appointment of Proxies	45
Non-Registered Holders	46
Revocation	46
Exercise of Discretion by Proxies	47
Notice-and-Access	47
Interests of Certain Persons in Matters to be Acted Upon	48
Interest of Informed Persons in Material Transactions	48
Additional Information	48
Appendix A Corporate Governance Practices	A-1
Appendix B Directors Skill Matrix	B-1

3

The enclosed proxy is solicited by the Board of Directors and Management of Electrovaya Inc. (the “Corporation”) to be used at the annual general meeting of shareholders of the Corporation (the “Meeting”) to be held on February 27, 2026 and any adjournment thereof, called for the purposes set forth in the accompanying Notice of Meeting. The Meeting is to be held at 4:00 p.m. (Toronto time) at the offices of Electrovaya Inc. located at 6688 Kitimat Rd, Mississauga, Ontario, L5N 1P8.

Voting Shares and Principal Holders Thereof

As at January 15, 2026 (the record date for the Meeting), there were 48,000,813 common shares of the Corporation issued and outstanding (each, a “Common Share”). Each registered holder of a Common Share as of the close of business on January 15, 2026 will be entitled to one vote for each Common Share held on the matters to be voted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares is Dr. Sankar Das Gupta, Executive Chairman of the Corporation, who beneficially owns or controls 10,270,751 Common Shares, representing approximately 21.40% of the outstanding Common Shares.

Business of the Meeting

Annual Financial Statements

Copies of the Corporation’s audited financial statements for the year ended September 30, 2025, and Management’s Discussion and Analysis in respect of such financial statements, are included with this mailing to shareholders who have requested to receive them. At the Meeting, Shareholders will receive and consider the financial statements together with the auditor’s report thereon. Neither confirmation of the resolution to receive the financial statements nor a resolution to dispense with the reading of the auditors’ report thereon constitute approval or disapproval of any of the matters referred to therein.

Appointment of Auditor

Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the re-appointment of MNP LLP (“MNP”), Chartered Accountants, Toronto, Ontario, as auditor of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration. MNP has been the auditor of the Corporation since September 2023.

Election of Directors

Six directors are to be elected at the Meeting to serve until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the election as directors of the nominees named below. All six of the nominees are presently directors of the Corporation whose term of office expires at the time of the Meeting unless they are then re-elected, or his or office is vacated earlier in accordance with the articles of the Corporation or they become disqualified to act as a director of the Corporation. The following information is submitted with respect to the nominees for directors:

Name, Residence, Office in the Corporation (if any) and Principal Occupation	Director Since	Common Shares Beneficially Owned as at January 15, 2026	Options Held as at January 15, 2026	Warrants Held as at January 15, 2026	Age
Dr. Sankar Das Gupta Mississauga, Ontario, Canada Executive Chairman	1996	10,270,751(3)	605,000	1,420,000	74
Dr. Carolyn M. Hansson (2) Waterloo, Ontario, Canada Director Professor of Materials Engineering, Department of Mechanical and Mechatronics Engineering, University of Waterloo	2017	50,000(3)	57,000	—	83
Dr. James K. Jacobs (1) Toronto, Ontario, Canada Director Retired	2018	478,107(3)	46,000	—	76
Kartick Kumar (1)(2) Menlo Park, California, USA Director Managing Director, Climate Investments, King Philanthropies	2021	2(3)	32,000	—	42
Dr. Rajshekar Das Gupta Oakville, Ontario, Canada Director, Chief Executive Officer	2022	712,633(3)	2,059,000	38,884	42
Steven Berkenfeld (1) New York, New York, USA Director	2023	—	70,000	—	65

(1)	Audit Committee member.

(2)	Nominating, Corporate Governance and Compensation Committee member.

(3)	Not being within the knowledge of the Corporation, the number of Common Shares owned by each proposed director nominee has been provided by such director nominee.

Majority Voting Policy

On February 14, 2014, the Board of Directors adopted a majority voting policy (the “Majority Voting Policy”) to which all nominees for election to the Board are asked to agree prior to the Board of Directors recommending that they be elected. The policy applies only to uncontested elections, which are elections in which the number of nominees for director is equal to the number of positions available on the Board of Directors. Pursuant to the Majority Voting Policy, forms of proxy for meetings of the shareholders of the Corporation at which directors are to be elected provide the option of voting in favour of, or withholding from voting for, each individual nominee to the Board of Directors. If, with respect to any particular nominee, the number of Common Shares withheld from voting exceeds the number of Common Shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders for the purpose of the Majority Voting Policy and such elected director is expected to immediately tender his or her resignation to the Board of Directors. The Nominating, Corporate Governance and Compensation Committee will consider the director’s resignation and will recommend to the Board of Directors whether or not to accept it. The Committee will be expected to recommend accepting the resignation, except in situations where circumstances would warrant the applicable director to continue to serve on the Board of Directors. The Board of Directors will act on the Committee’s recommendation as soon as reasonably possible and in any event within 90 days following the relevant shareholders’ meeting. The Board shall accept the resignation absent exceptional circumstances. Following the Board of Directors’ decision on the resignation, the Board of Directors shall promptly disclose, via press release, their decision whether to accept the resignation offer including the reasons for rejecting the resignation offer, if applicable. Subject to any restrictions imposed by the Business Corporations Act (Ontario) (“OBCA”) or securities laws and regulations, the Board of Directors may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) fill the vacancy through the appointment of a director whom the Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee to fill the vacant position. The director in question may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Increase in Common Shares Issuable upon exercise of Options granted under the Stock Option Plan

The Board believes that the granting of options to management, employees and consultants working with the Corporation is an important part of the Corporation’s compensation program as a long-term incentive to attract, retain and motivate outstanding personnel in a competitive employment market. Options align the interests of employees with shareholders’ interests and allow employees and other participants to increase their financial interest in the Corporation, while preserving the Corporation’s cash resources. For a description of the Corporation’s amended and restated stock option plan dated February 28, 2012 (the “Stock Option Plan” or “Plan”), as amended, see “Statement of Executive Compensation - Compensation Discussion and Analysis - Stock Option Plan” in this Circular.

The Plan is a “fixed number” plan, pursuant to which the number of additional options available for grant decreases as the Corporation grants options. The Corporation therefore requires amendments to the Plan in order to increase the number of options available for issuance thereunder as it approaches or reaches the authorized limit. The Board has approved an amendment to the Stock Option Plan to increase the maximum number of Common Shares issuable upon the exercise of stock options under the Plan by an additional 2,000,000 Common Shares, increasing the maximum from 7,000,000 Common Shares to 9,000,000 Common Shares, which amendment is to be made effective as of the date the amendment is approved by shareholders. The purpose of increasing the number of Common Shares issuable under the Stock Option Plan is to ensure that there remains a sufficient number of Common Shares issuable upon the exercise of options so as to enable the Corporation to continue its long-term incentive compensation strategy.

On January 15, 2026, the total number of Common Shares subject to outstanding options was 4,103,168, representing approximately 8.5% of the Common Shares that would be issued and outstanding on that date, assuming exercise of all outstanding options. However, the total number of Common Shares reserved for issuance on exercise of options granted under the Stock Option Plan is currently 4,103,168, representing 8.5% of the total number of Common Shares outstanding as at the date of this Circular (on a partially diluted basis, assuming exercise of all reserved options). If the resolution approving the increase in the number of Common Shares issuable under the Plan (the “Option Plan Resolution”) is approved by shareholders at the Meeting, the total number of Common Shares reserved for issuance on exercise of options pursuant to the Plan will be 9,000,000, representing 18.75% of the total number of Common Shares outstanding on a partially diluted basis, 2,000,000 of which will be available for further option grants. If shareholders approve the proposed additional 2,000,000 Common Shares issuable upon the exercise of stock options under the Plan, the total number of Common Shares issuable would represent 4.17% of the total issued and outstanding Common Shares as at January 15, 2026 on a partially-diluted basis. “Partially diluted” means, for this purpose, including the Common Shares issuable upon the exercise of such options in the denominator of the fraction used to determine the percentage of the outstanding Common Shares issuable pursuant to options.

TSX rules require disclosure of the total number of Common Shares issuable since inception of the Stock Option Plan expressed as a percentage of the currently issued and outstanding Common Shares in the Circular. As at January 15, 2026, a total of 3,051,934 Common Shares have been issued upon the exercise of options under the Plan, representing 6.4% of the issued and outstanding Common Shares on such date. Of the total 7,000,000 Common Shares authorized for issue upon the exercise of stock options under the Plan, 4,103,168 Common Shares (representing 8.5% of the total issued and outstanding Common Shares as at January 15, 2026, on an undiluted basis) may be issued upon the exercise of the 4,103,168 options outstanding on such date. If shareholders approve the proposed additional 2,000,000 Common Shares issuable under the Plan, the cumulative total would be 9,000,000 Common Shares, representing 18.75% of the total issued and outstanding Common Shares as at January 15, 2026 (on an undiluted basis).

Approval of the Stock Option Plan Resolution

TSX requires shareholder approval of the amendments to the Plan. Accordingly, shareholders will be asked at the Meeting to consider and, if thought advisable, to pass the Option Plan resolution approving such amendment as an ordinary resolution, in the form below. To be effective, the Option Plan Resolution must be passed by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. If the Stock Option Plan Resolution is not approved by Shareholders, the Corporation will not be able to grant stock options exercisable for Common Shares. Unless otherwise directed, the persons named in the enclosed proxy will vote FOR approval of the Option Plan Resolution.

BE IT RESOLVED as an ordinary resolution that:

1. The amendments to the Corporation’s amended and restated stock option plan dated February 28, 2012, as amended by Amendment No. 1 dated as of March 28, 2014, Amendment No. 2 dated as of February 28, 2017, Amendment No. 3 dated as of July 31, 2019, Amendment No. 4 dated as of February 17, 2021, Amendment No. 5 dated as of February 18, 2022, and Amendment No. 6 dated as of March 28, 2024 (the “Stock Option Plan”) to increase the maximum number of common shares of the Corporation (the “Common Shares”) issuable upon the exercise of stock options under the Stock Option Plan by 2,000,000 additional Common Shares, which will result in the fixed number of Common Shares issuable under the Stock Option Plan increasing from 7,000,000 to 9,000,000 Common Shares, are hereby approved, ratified and confirmed; and

2. Any director or officer of the Corporation is authorized to execute and deliver all other documents and do all other acts and things as they shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing.

Recommendation of the Board

The Board has carefully considered the implications of the increase to the number of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan. The Board has determined that having the ability to continue to incentivize management, directors and employees through equity-based compensation with the greatest flexibility is in the best interests of the Corporation, and unanimously recommends that Shareholders vote FOR the Stock Option Plan Resolution at the Meeting.

Redomiciliation of the Company from Ontario to Delaware

General

The Board believes it to be in the Corporation’s best interests and in the best interests of its shareholders to have discretion to change the jurisdiction of incorporation of the Corporation from the province of Ontario to the State of Delaware (the “Domestication”) pursuant to a “continuance” effected in accordance with Section 181 of the OBCA, also referred to as a “domestication” under Section 388 of the General Corporation Law of the State of Delaware (“DGCL”). Shareholders are being asked to consider and, if thought fit, to pass a special resolution (the “Domestication Resolution”) authorizing the Board, in its sole discretion, to determine whether to implement the Domestication, and if the Board so determines to proceed therewith, to implement the Domestication and file a certificate of corporate domestication and a related certificate of incorporation of Electrovaya Inc. as the successor to the Corporation incorporated under the DGCL (“Electrovaya Delaware”).

If the Domestication Resolution is approved by the shareholders, the Domestication would only be implemented upon a determination by the Board that it is in the best interest of the Corporation and the shareholders at that time. In connection with any determination to implement the Domestication, the Board will set the timing for such Domestication. Although it is the current intention of the Board to proceed with the Domestication, it has no obligation to do so and will have no liability associated with any decision as to whether or not to proceed with the Domestication. If the Domestication is implemented, the Corporation would become subject to the certificate of incorporation filed in Delaware, a copy of which is attached to this Circular as Appendix E. The Domestication will not interrupt the Corporation’s corporate existence or operations, or the trading markets for the Common Shares. Each outstanding Common Share and securities exercisable to purchase Common Shares at the time of the Domestication will remain issued and outstanding, as applicable, after the Domestication.

Reasons for the Domestication

The Corporation’s Common Shares have experienced an increase in their trading price in recent years. In addition, trading volumes and investor interest in the Corporation’s Common Shares have increased, reflecting the Corporation’s expanding operations and investor base. The Common Shares as a result may become eligible for inclusion in certain specified equity indices, such as the S&P/TSX SmallCap or S&P/TSX Composite Index. Inclusion in equity indices is generally expected to increase trading liquidity and broaden institutional ownership. However, while the Corporation has built a strong investor base in both the US and Canada, it is currently excluded from certain pools of capital in the US that are limited in investing in securities of foreign companies. US domestication would present the Corporation with the opportunity to increase its trading liquidity, attract further investment through inclusion in US stock market indices and other investment vehicles, such as the Russell 2000, that only include securities of US domiciled companies, providing further value to shareholders. The Board believes that access to these additional sources of capital could enhance liquidity and improve price discovery in the trading of the Common Shares.

While the Corporation retains Canadian-based executive functions and manufacturing facilities in Mississauga, Ontario, its customer base is primarily in the United States, it is developing a significant manufacturing facility in Jamestown, New York, and has been granted incentives from local and federal governments in the United States. The Corporation believes the Domestication will allow it to continue to attract such incentives in a more competitive environment, government investment in business, and will benefit shareholders by resulting in an increase in purchases of Common Shares by index funds through the facilities of trading markets to satisfy their indexing obligations.

A significant majority of the trading of the Common Shares now occurs in the United States on Nasdaq, almost all of the Corporation’s equity capital raised in recent financing activity has come from United States investors, and the Corporation believes most of its shareholders are United States shareholders. The Board believes that domestication in the United States more closely aligns the location of Corporation’s shareholders, trading market, and capital-raising activities. Delaware has a favorable and well-understood and recognized corporate, regulatory and court environment which the Corporation also believes will strengthen its ability in raising the capital in the future.

For many years, Delaware has followed a policy of encouraging public companies to incorporate in the state by adopting comprehensive corporate laws that are revised regularly in response to developments in modern corporate law and changes in business circumstances. The Delaware courts are known for their considerable expertise in dealing with complex corporate issues and providing predictability through a substantial body of case law construing Delaware’s corporate law. Coupled with an active bar known for continually assessing and recommending improvements to the DGCL, these factors add greater certainty in complying with fiduciary responsibilities and assessing risks associated with conducting business.

Currently, as a non-U.S. corporation, the Corporation may become treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”). PFIC status is a factual determination made for each taxable year on the basis of a company’s composition of its “active” versus “passive” income and its “active” versus “passive” assets for such year. If the Corporation were to become classified as a PFIC, which is possible in the future, U.S. investors in our shares may incur a significantly increased U.S. income tax liability on gains, if any, recognized on the sale or other disposition of the Corporation’s shares and on the receipt of distributions on the Corporation’s shares. Following the Domestication, the Corporation will cease to be subject to the PFIC rules because the Corporation will no longer be a foreign corporation.

For the reasons set forth above, our Board believes that the estimated benefits of Domestication currently outweigh potential detriments, which the Corporation does not consider to be material.

Risks Associated with the Domestication

In order to make a reasoned decision with respect to the Domestication Resolution, shareholders should understand there are potential risks associated with the Domestication, including the risks described below. The risks described below are not an exhaustive list of every risk that could be relevant to a shareholder in the context of the Domestication. The risks include:

●	The rights of shareholders under Ontario law will differ from their rights under Delaware law, which will, in some cases, provide less protection to shareholders following the Domestication. Upon consummation of the Domestication, our shareholders will become stockholders of a Delaware corporation. There are material differences between the OBCA and the DGCL and our current articles and proposed charter and by-laws. For example, under Ontario law, many significant corporate actions such as amending a corporation’s articles of incorporation, certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements and consummating a merger require the approval of at least two-thirds of the votes cast by shareholders, whereas under Delaware law, all that is required is a simple majority of the total voting power of all of those entitled to vote on the matter. Furthermore, shareholders under Ontario law are entitled to dissent with respect to a number of extraordinary corporate actions, including an amalgamation with another unrelated corporation, certain amendments to a corporation’s articles of incorporation or the sale of all or substantially all of a corporation’s assets, whereas under Delaware law, stockholders are only entitled to appraisal rights for certain mergers or consolidations. As shown by the examples above, if the Domestication is approved, our shareholders, in certain circumstances, may be afforded less protection under the DGCL than they had under the OBCA.

●	The proposed Domestication will result in additional direct and indirect costs whether or not completed. The Domestication will result in additional direct costs. We will incur legal fees, accountants’ fees, filing fees, mailing expenses, franchise taxes and financial printing expenses in connection with the Domestication. The Domestication may also result in certain indirect costs by diverting the attention of our management and employees from the day-to-day management of the business, which may result in increased administrative costs and expenses.

The Domestication may result in adverse U.S. federal income tax consequences for shareholders. U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of Common Shares may be subject to U.S. federal income tax as a result of the Domestication. A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) Common Shares with a fair market value of $50,000 USD or more, but less than 10% of the total combined voting power of all classes of Common Shares entitled to vote or less than 10% of the total combined value of all classes of Common Shares, generally will recognize gain (but not loss) in respect of the Domestication as if such holder exchanged its Common Shares for Electrovaya Delaware Common Shares in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations) attributable to the Common Shares held directly by such holder.

A U.S. Holder who on the day of the Domestication beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of Common Shares entitled to vote or 10% or more of the total value of shares of all classes of stock, will generally be required to include in income, as a dividend, the “all earnings and profits amount” attributable to the Common Shares held directly by such holder.

The Corporation has estimated its earnings and profits for the tax years 1996, when the Corporation was formed, through 2025. Based on these estimates, the Corporation believes it has cumulative negative earnings and profits through 2025. However, there can be no assurance the IRS would agree with our earnings and profits calculations. If the IRS does not agree with our earnings and profits calculations, a shareholder may owe additional U.S. federal income taxes as a result of the Domestication. The Corporation intends to provide on the investor relations section of its website (www.electrovaya.com/investors/) information regarding the Corporation’s earnings and profits for the years 2001 through 2025, which will be updated to include 2026 (through the date of the Domestication) once the information is available. Currently, the Corporation anticipates that it will generate positive earnings and profits in 2026 through the date of the Domestication. However, there can be no assurance that once all of the Corporation’s activities through the date of the Domestication are considered, the Corporation’s 2026 earnings and profits will remain positive.

All holders are strongly urged to consult a tax advisor for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see “U.S. Federal Income Tax Considerations” beginning on page 11 of this Circular.

The Domestication may also give rise to Canadian corporate tax. For purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), the Corporation’s taxation year will be deemed to have ended immediately prior to it ceasing to be a resident of Canada. Immediately prior to the time of this deemed year-end, the Corporation will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of all such properties at that time and will be deemed to have reacquired such properties for a cost amount equal to such proceeds of disposition. The Corporation will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition. The Corporation will also be subject to “emigration tax” under Part XIV of the Canadian Tax Act on the amount by which the fair market value, immediately before the Corporation’s deemed year end, of all of its properties exceeds the total of certain of its liabilities and the paid-up capital, determined for purposes of that emigration tax, of all the issued and outstanding shares of the Corporation immediately before such deemed year end.

The quantum of tax payable, if any, by the Corporation upon the Domestication will depend upon a number of considerations including valuation of the Corporation’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Corporation, each as of the time of the Domestication. There can be no assurances that material adverse tax consequences will not result from the Domestication or the transactions completed in relation to the Domestication in Canada. In addition, it is possible that following the Domestication, the CRA may disagree with the Corporation’s determination of the fair market value of its properties at the relevant time or the Corporation’s determination of any of its tax accounts or tax attributes. As a result, the quantum of Canadian tax payable by the Corporation may significantly exceed the Corporation’s estimates. Any such adverse tax consequences could adversely affect Electrovaya Delaware and its share price.

It is possible that if the Board is not satisfied with the anticipated Canadian tax consequences of the Domestication, it may not proceed with the Domestication.

Effects of Change of Jurisdiction

The Domestication will not interrupt the Corporation’s corporate existence or operations. Each Common Share and securities convertible into Common Shares outstanding at the time of the Domestication will remain issued and outstanding as a Common Share or Warrant, as applicable, after our corporate existence is continued from Ontario under the OBCA and domesticated in Delaware under the DGCL.

While the rights and privileges of shareholders of a Delaware corporation are, in many instances, comparable to those of shareholders of an OBCA corporation, there are certain differences. Attached as Appendix C to this Circular is a summary of the most significant differences in shareholder rights in the form of a comparison table. This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the OBCA and the governing corporate instruments of the Corporation. Shareholders should consult their legal advisors regarding all of the implications of the transactions contemplated in the Domestication Resolution.

Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Domestication in their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Regulatory Approvals; Canadian and US Securities Laws and Stock Exchange Implications

Following the completion of the Domestication, our Common Shares will continue to be listed on the NASDAQ and the TSX, under the symbol “ELVA”. The Corporation will continue to be subject to the rules and regulations of the NASDAQ and the TSX and the obligations imposed by each securities regulatory authority in the United States and Canada. The Corporation will continue to file periodic reports with applicable securities regulatory bodies.

Executive Officers and Directors

Our Board currently consists of six directors, being Sankar Das Gupta, Carolyn Hansson, James K. Jacobs, Steven Berkenfeld, Kartick Kumar, and Raj Das Gupta. The Board will consist of the same six individuals after the Domestication. Immediately following the Domestication, our officers will also be unchanged. Our Executive Officers are currently Raj Das Gupta, Director and Chief Executive Officer, and John Gibson, Chief Financial Officer.

Treatment of Outstanding Common Shares, Options and Warrants

We will only issue new certificates to shareholders representing Common Shares upon a transfer of such shareholder’s Common Shares or at the shareholder’s request. Holders of outstanding Options or Warrants will continue to hold the same securities, which will remain exercisable for an equivalent number of Common Shares, for the equivalent exercise price per share, without any action by the holder.

No Change in Business, Locations, Fiscal Year or Employee Plans

The Domestication will effect a change in our jurisdiction of incorporation and the location of our registered office, and other changes of a legal nature, including changes in our organizational documents, which are described in this Circular. Following the Domestication, the executive offices of the Corporation will not move. They will remain in their current location, which is in Mississauga, Ontario. The business, assets and liabilities of the Corporation, as well as our fiscal year, will be the same upon the effectiveness of the Domestication as they are prior to the Domestication. Upon effectiveness of the Domestication, all of our obligations will continue as outstanding and enforceable obligations of the Corporation. The Corporation’s employee benefit plans and agreements will be continued by the Corporation.

Dissent Rights of Shareholders

Registered Shareholders (as defined below) have the right to dissent in respect of the Domestication Resolution pursuant to Section 185 of the OBCA. This summary is expressly subject to Section 185 of the OBCA, the text of which is reproduced in its entirety in Appendix G hereto. The Corporation is not required to notify, and will not notify, shareholders of the time periods within which action must be taken in order for a shareholder to perfect its dissent rights. It is recommended that any shareholder wishing to avail itself of its dissent rights seek legal advice, as failure to comply strictly with the provisions of Section 185 of the OBCA may prejudice any such rights. A “Registered Shareholder” is a shareholder whose shares are registered in his or her name on the Corporation’s shareholder register. If a shareholder holds his or her Common Shares through an investment dealer, broker or market intermediary, such shareholder will not be a Registered Shareholder as such Common Shares will be registered in the name of such investment dealer, broker or market intermediary. Any shareholder who wishes to invoke his or her dissent rights should register his or her shares in his or her name or arrange for the Registered Shareholder to dissent. Any shareholder who wishes to invoke his or her dissent rights is urged to consult with his or her legal or investment advisor to determine whether they are Registered Shareholders and to be advised of the strict provisions of Section 185 of the OBCA. Any shareholder who wishes to register his or her shares in his or her own name is urged to consult with his or her legal or investment advisor or the registrar and transfer agent of the Corporation at the following address:

TSX Trust Company

100 Adelaide St West, Suite 301

Toronto, Ontario M5H 4H1

In the event that the Domestication Resolution is adopted and becomes effective upon filing of the relevant continuance documentation in Delaware and Ontario, any holder who dissents in respect of the Domestication Resolution in compliance with Section 185 of the OBCA (a “Dissenting Shareholder”) will be entitled to be paid by the Corporation a sum representing the fair value of his or her Common Shares. No right of dissent or appraisal is available to a shareholder with respect to any other matter to be considered at the Meeting other than the Domestication.

A Dissenting Shareholder must send to the Corporation, at or before the Meeting, a written objection to the Domestication Resolution (a “dissent notice”). The execution or exercise of a proxy vote against the resolution does not constitute a written objection for the purposes of subsection 185(6) of the OBCA. The OBCA does not provide for partial dissent and, accordingly, a shareholder may only dissent with respect to all of the Common Shares held by him or on behalf of any one beneficial owner whose shares are registered in his or her name. An application by the Corporation, or by a shareholder if he has sent a dissent notice as described above, may be made to the Ontario Superior Court of Justice (the “Ontario Court”) by originating notice, after the adoption of the Domestication Resolution to fix the fair value of the shares held by the Dissenting Shareholder. The fair value is to be determined as of the close of business on the last business day before the date on which the Domestication Resolution was adopted. If an application is made to the Ontario Court, the Corporation shall, unless the Ontario Court otherwise orders, send to each Dissenting Shareholder, at least 10 days before the date on which the application is returnable if the Corporation is the applicant or within 10 days after the Corporation is served with a copy of the originating notice if the Dissenting Shareholder is the applicant, a written offer to pay an amount considered by the Board of the Corporation to be the fair value of the Common Shares. Every such offer is to be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined. A Dissenting Shareholder is not required to vote against the Domestication Resolution in order to dissent; however, if a Dissenting Shareholder votes in favor of the Domestication Resolution, they will no longer be considered a Dissenting Shareholder.

Upon the occurrence of the earliest of: (a) the effective date of the matter which is the subject of the Domestication Resolution, (b) the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation for the dissenting Common Shares, or (c) a pronouncement of the Ontario Court fixing the fair value of the Common Shares, a Dissenting Shareholder ceases to have any rights as a shareholder of the Corporation other than the right to be paid the fair value of his or her shares in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount fixed by the Ontario Court, as the case may be. Until one of these events occurs, the Dissenting Shareholder may withdraw his or her dissent notice or the Corporation may rescind the Domestication Resolution and, in either event, the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

Dissenting Shareholders will not have any right other than those granted under the OBCA to have their Common Shares appraised or to receive the fair value thereof, other than in connection with the Domestication.

THE ABOVE IS ONLY A SUMMARY OF THE SHAREHOLDER DISSENT PROVISIONS OF THE OBCA, WHICH ARE TECHNICAL AND COMPLEX. ANY SHAREHOLDER THAT WISHES TO EXERCISE DISSENT RIGHTS SHOULD SEEK ITS OWN LEGAL ADVICE. FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE OBCA MAY PREJUDICE YOUR RIGHT OF DISSENT. SECTION 185 OF THE OBCA IS ATTACHED HEREIN AS Appendix G AND IS INCORPORATED HEREIN BY REFERENCE.

Accounting Treatment of the Domestication

As a result of the Domestication, pursuant to Section 388 of the DGCL, the Corporation will continue its existence under the DGCL as a corporation incorporated in the State of Delaware. The Corporation’s business, assets and liabilities and its subsidiaries, on a consolidated basis, as well as its principal location and fiscal year, will be the same immediately after the Domestication as they were immediately prior to the Domestication. Accordingly, the Corporation does not believe there will be any accounting effects as a result of the Domestication.

Implementation

The implementation of the Domestication is subject to the Corporation obtaining the necessary regulatory consents. The Domestication Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Domestication, without further approval of the shareholders. The Board’s determination in this regard may specifically include considering whether shareholders exercise dissent rights, and, if so, the number of shareholders that exercise such dissent rights, and the corresponding costs to the Corporation of effecting the Domestication with respect to the exercise of such dissent rights. Further, the Board may determine not to present the Domestication Resolution to the Meeting or, if the Domestication Resolution is presented to the Meeting and approved, may determine after the Meeting not to proceed with completion of the proposed Domestication for any reason.

U.S. Federal Income Tax Considerations

The following summary is a discussion of the material U.S. federal income tax considerations of the Domestication generally applicable to holders of Common Shares. This section applies only to holders that hold their Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). It does not apply to holders of options or warrants.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

●	a dealer in securities;

●	a trader in securities that elects to use a mark-to-market method of accounting;

●	a tax-exempt organization;

●	a life insurance company, real estate investment trust or regulated investment company;

●	a person that actually or constructively owns 10% or more of the Corporation’s stock;

●	a person that holds Common Shares as part of a straddle or a hedging or conversion transaction;

●	a U.S. Holder whose functional currency is not the U.S. dollar;

●	a person that received Common Shares as compensation for services;

●	a U.S. expatriate;

●	a controlled foreign corporation; or

●	a passive foreign investment company.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax, the Medicare tax on investment income, or FATCA (as hereinafter defined)), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication. There can be no assurance that the IRS will not take positions concerning the tax consequences of the Domestication that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds Common Shares, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Common Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

For purposes of this discussion, a U.S. Holder means a beneficial owner of Common Shares who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States,

●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),

●	an estate whose income is subject to U.S. federal income tax regardless of its source, or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Effects of the Domestication on U.S. Holders of Common Shares

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the proposed Domestication, the Corporation will change its jurisdiction of incorporation from Ontario, Canada to Delaware.

It is intended that the Domestication qualify as an F Reorganization. Assuming the Domestication so qualifies, U.S. Holders of Common Shares generally should not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “— Effects of Section 367 to U.S. Holders of the Common Shares” and “— PFIC Considerations,” and the Domestication should be treated for U.S. federal income tax purposes as if the Corporation (i) transferred all of its assets and liabilities to Electrovaya Delaware in exchange for all of the outstanding stock of Electrovaya Delaware; and (ii) then distributed the stock of Electrovaya Delaware to the shareholders of the Corporation in liquidation of the Corporation. The taxable year of the Corporation will be deemed to end on the date of the Domestication.

Basis and Holding Period Considerations

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a Electrovaya Delaware Common Share received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in a Common Share deemed surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a Electrovaya Delaware Common Share received by a U.S. Holder will include such holder’s holding period for the Common Share deemed surrendered in exchange therefor.

Effects of Section 367 to U.S. Holders of the Common Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a Domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Common Shares on the date of the Domestication.

“U.S. Shareholders” of the Corporation

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) 10% or more of the total combined voting power of all classes of Common Shares entitled to vote or 10% or more of the total value of shares of all classes of stock (a “U.S. Shareholder”) must include in income, as a dividend, the “all earnings and profits amount” attributable to the Common Shares it directly owns, within the meaning of Treasury Regulations under Section 367. Complex attribution rules apply in determining whether a U.S. Holder is a U.S. Shareholder. All U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s “all earnings and profits amount” with respect to its Common Shares is the net positive earnings and profits of the Corporation (as determined under Treasury Regulations under Section 367) attributable to the shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that all the earnings and profits amount attributable to a U.S. Shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the U.S. Shareholder held the block of stock.

U.S. Holders That Own Less Than 10 Percent of the Corporation

A U.S. Holder who, on the date of the Domestication, beneficially owns (actually or constructively) Common Shares with a fair market value of $50,000 USD or more but less than 10% of the total combined voting power of all classes of Common Shares entitled to vote or less than 10% of the total combined value of all classes of Common Shares will recognize gain (but not loss) with respect to the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to Electrovaya Delaware Common Shares received in the Domestication in an amount equal to the excess of the fair market value of the Electrovaya Delaware Common Shares received over the U.S. Holder’s adjusted tax basis in the Common Shares deemed surrendered in exchange therefor. If a U.S. Holder acquired different blocks of Common Shares at different times or at different prices, any gain will be determined separately with respect to each block of Common Shares.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income, as a dividend, the all earnings and profits amount attributable to its Common Shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the Domestication is a Section 367(b) exchange;

(ii)	a complete description of the Domestication;

(iii)	a description of any stock, securities, or other consideration transferred or received in the Domestication;

(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)	a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from the Corporation establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Common Shares, and (B) a representation that the U.S. Holder has notified the Corporation that the U.S. Holder is making the election; and

(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. Holder must send notice of making the election to the Corporation no later than the date such tax return is filed. In connection with this election, the Corporation intends to provide on its website (www.electrovaya.com) information regarding the Corporation’s earnings and profits. See the discussion above under “U.S. Shareholders of the Corporation” for a more detailed discussion of the earnings and profits information that will be provided.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

U.S. Holders That Own Common Shares with a Fair Market Value of Less Than $50,000 USD

A U.S. Holder who, on the date of the Domestication, beneficially owns (actively or constructively) Common Shares with a fair market value less than $50,000 USD should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the earnings and profits amount in income.

ALL U.S. HOLDERS OF COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE EFFECT OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

In addition to the discussion under the heading “ — Effects of Section 367 to U.S. Holders of the Common Shares,” above, the Domestication could be a taxable event to U.S. Holders under the passive foreign investment company provisions of the Code if the Corporation is or ever was a PFIC.

Definition of a PFIC

In general, the Corporation will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Common Shares, (a) at least 75% or more of the Corporation’s gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of the Corporation’s assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties that are derived in the active conduct of a trade or business) and gains from the disposition of passive assets.

PFIC Status of the Corporation

The Corporation believes that it was not a PFIC historically and following the Domestication should not be subject to the PFIC regime, but there can be no assurance that the Corporation was not a PFIC historically.

Effects of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f). However, proposed Treasury Regulations under Section 1291(f) have been promulgated with a retroactive effective date. If finalized in their current form, those regulations may require taxable gain recognition to U.S. Holders of Common Shares upon the Domestication if the Corporation were classified as a PFIC at any time during such U.S. Holder’s holding period in such shares and the U.S. Holder had not made (i) a “qualified electing fund” election under Section 1295 of the Code for the first taxable year in which the U.S. Holder owned Common Shares or in which the Corporation was a PFIC, whichever is later, or (ii) a “mark-to-market” election under Section 1296 of the Code with respect to such holder’s shares. The tax on any such recognized gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of the Corporation.

In addition, the proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the shareholder to recognize gain or include an amount in income as discussed under the “—Effects of Section 367(b) to U.S. Holders of the Common Shares” above) the gain realized on the transfer is taxable under the PFIC rules discussed above, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) will be adopted. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions.

NON-U.S. HOLDERS

Effects of the Domestication on non-U.S. Holders of Common Shares

The following describes the material U.S. federal income tax considerations relating to the ownership and disposition of Common Shares by a non-U.S. Holder after the Domestication. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of Common Shares who or that is, for U.S. federal income tax purposes, not a U.S. Holder (as defined above) or an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

Distributions

In general, any distributions made to a non-U.S. Holder on Common Shares, to the extent paid out of the Corporation’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its stock of the Corporation and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Shares, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares” below.

Dividends paid by the Corporation to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax.”

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Common Shares unless:

(i)	such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case any gain realized would generally be subject to a flat 30% U.S. federal income tax,

(ii)	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, (and, if an applicable treaty so requires, is attributable to the conduct of trade or business through a permanent establishment or fixed base in the United States), in which case the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. Holders and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply, or

(iii)	the Corporation is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, and either (A) the Common Shares have ceased to be regularly traded on an established securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of Common Shares.

If clause (iii) above applies to a non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of Common Shares will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such stock from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. The Corporation would be classified as a U.S. real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect Electrovaya to be classified as a U.S. real property holding corporation following the Domestication. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether Electrovaya will be a U.S. real property holding corporation with respect to a non-U.S. holder following the Domestication or at any future time.

Information Reporting Requirements and Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares or post-Redomicile Corporation common shares generally may be subject to information reporting and backup withholding tax, if a U.S. Holder: (i) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9); (ii) furnishes an incorrect U.S. taxpayer identification number; (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (iv) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Hholder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and, after December 31, 2022, gross proceeds from the sale or other disposition of, securities (including Common Shares) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Common Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2022, gross proceeds from the sale or other disposition of, Common Shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in the Common Shares.

CANADIAN INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations of the Domestication generally applicable to shareholders who own Common Shares immediately prior to the Domestication. This summary is generally applicable to a beneficial owner of Common Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and at all relevant times, holds the Common Shares as capital property, deals at arm’s length with the Corporation and is not affiliated with the Corporation (a “Holder”). Generally, Common Shares will be considered capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Canadian Tax Act in force as of the date hereof and the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ materially from those described in this summary.

This summary is based on the Corporation ceasing to be resident in Canada for purposes of the Canadian Tax Act at the time of the Domestication, and assumes that from the time of the Domestication and at all relevant times thereafter, the Corporation will not be resident in Canada for purposes of the Canadian Tax Act, will be resident in the United States for purposes of the Canada-US Income Tax Convention (the “Treaty”) and will be entitled to all of the benefits of the Treaty.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of certain rules in the Canadian Tax Act (referred to as the mark-to-market rules); (ii) an interest in which is a “tax shelter investment”; (iii) that is a “specified financial institution”; (iv) that reports its “Canadian tax results” in a currency other than the Canadian currency; (v) that is a partnership for Canadian federal income tax purposes or is exempt from tax under Part I of the Canadian Tax Act; (vi) that has entered, or will enter, into a “derivative forward agreement” or “synthetic disposition arrangement” with respect to their Common Shares; (vii) who acquired Common Shares under or in connection with the Corporation’s long term incentive plan or any other equity based compensation arrangement; (viii) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada or in respect of which the Corporation will be a “foreign affiliate” at any time after the Domestication (all such terms as defined in the Canadian Tax Act); or (ix) that receives dividends on its Common Shares under or as part of a “dividend rental arrangement” (as defined in the Canadian Tax Act). Additional considerations not discussed herein may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident person or group of persons not dealing at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Canadian Tax Act. Such Holders should consult with and rely on their own tax advisors.

This summary does not discuss the Canadian income tax consequences of the Domestication to holders of stock options, restricted share units or other share-based awards granted by the Corporation. This summary also does not describe the tax considerations with respect to holding or disposing of options of the Corporation. Any such holders should consult with and rely on their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them of the Domestication, having regard to their particular circumstances.

The Corporation

As a result of the Domestication, the Corporation will cease to be a resident of Canada and a “public corporation” for purposes of the Canadian Tax Act. On ceasing to be a resident of Canada, the Corporation will no longer be subject to Canadian income tax on its worldwide income. Subsequent to the Domestication, the Corporation will not be subject to Canadian income tax except on any income from business operations that are attributable to a permanent establishment in Canada as well as on gains from the disposition of “taxable Canadian property” that is not “treaty-protected property” (each as defined in the Canadian Tax Act).

For Canadian federal income tax purposes, the Domestication will cause the Corporation’s taxation year to be deemed to have ended immediately prior to the Domestication. Immediately prior to the time of this deemed taxation year-end, the Corporation will be deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of all such properties at that time and will be deemed to have reacquired such properties at a cost amount equal to that fair market value. The Corporation will be subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital or non-capital losses).

The Corporation will also be subject to an additional “emigration tax” under Part XIV of the Canadian Tax Act on the amount, if any, by which the fair market value (immediately before the Corporation’s deemed taxation year end resulting from the Domestication), of all of it properties, exceeds the total of the amount of certain of its liabilities and the paid-up capital (determined for purposes of the emigration tax) of all the issued and outstanding shares of the Corporation immediately before the deemed taxation year end. This additional tax is generally payable at the rate of 25% but is expected to be reduced to 5% by virtue of the Treaty.

The Canadian tax consequences to the Corporation associated with the Domestication are principally dependent upon the valuation of the Corporation’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Corporation, each as of the time of the Domestication. Management of the Corporation has advised that, in its view and as of the date hereof, the fair market value of each property of the Corporation is not expected to exceed the adjusted cost base of such property and that the aggregate of the paid-up capital of the shares and the liabilities of the Corporation is not expected to be less than the current fair market value of all of the property of the Corporation. Accordingly, management of the Corporation expects that the deemed disposition of the Corporation’s properties that will occur on the Domestication will not result in any taxable income to the Corporation under Part I of the Canadian Tax Act and that the Domestication will not result in any liability for emigration tax under Part XIV of the Canadian Tax Act.

These conclusions are based on management’s estimates and assumptions. Shareholders are cautioned that the CRA may not agree with the Corporation’s determination of the fair market value of its properties at the relevant time. It is also possible that the fair market value of the Corporation’s properties may change between the date hereof and the time of the Domestication. Should unforeseen events lead to a potential for greater tax liability than currently expected, the Board has the right to not proceed with the Domestication.

Currency Conversion

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares, or Common Shares following the U.S Domestication, must be converted into Canadian dollars based on exchange rates as determined in accordance with the Canadian Tax Act.

Holders Resident in Canada

The following portion of this summary applies to a Holder who, for purposes of the Canadian Tax Act and all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Dissenting Shareholder

A Dissenting Shareholder that is a Resident Holder who holds Common Shares (a “Dissenting Resident Holder”) and is entitled to be paid fair value for its dissenting Common Shares will be deemed to transfer such dissenting Common Shares to the Corporation in consideration for a cash payment equal to fair value from the Corporation.

Although the matter is not free from doubt, the Dissenting Resident Holder will generally be deemed to have received a dividend on the Common Shares equal to the amount, if any, by which the payment by the Corporation in the amount of the fair value of the Common Shares exceeds the paid-up capital of such shares for purposes of the Canadian Tax Act. A Dissenting Resident Shareholder will be required to include in computing its income for a taxation year any dividend deemed to be received on the Common Shares.

In the case of a Dissenting Resident Holder that is an individual (including certain trusts), any such dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if the Corporation validly designates the dividend as an “eligible dividend”. There may be limitations on the Corporation’s ability to designate such dividends as eligible dividends.

In the case of a Dissenting Resident Holder that is a corporation, any such dividend generally will be included in computing the Dissenting Resident Holder’s income as a dividend, and will ordinarily be deductible in computing its taxable income subject also to all other limitations under the Canadian Tax Act. The amount of this deemed dividend could, in some circumstances, be treated as proceeds of disposition in the case of Dissenting Resident Holders that are corporations.

A “private corporation” or a “subject corporation” (as defined in the Canadian Tax Act) may be liable under Part IV of the Canadian Tax Act to pay a refundable tax on any dividend that it is deemed to receive on Common Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

A Dissenting Resident Holder who transfers Common Shares to the Corporation for cancellation will also be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Resident Holder (other than any portion of the payment that is interest awarded by a court in connection with the Arrangement), less the amount of any deemed dividend arising on the transfer described above. The Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Holder’s Common Shares. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

Any interest awarded to a Dissenting Resident Holder by a court will be included in the Dissenting Resident Holder’s income for Canadian income tax purposes.

Canadian Resident Holders who are considering exercising Dissent Rights in connection with the Domestication are urged to consult with their tax advisors with respect to the tax consequences to them of dissenting.

Non-Dissenting Shareholder

A Resident Holder should not be considered to have disposed of their Common Shares as a result of the Domestication. A Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Domestication. The Domestication should also not have an effect on the adjusted cost base of a Resident Holder’s Common Shares.

Dividends on Common Shares

Following the Domestication Dividends on Common Shares will be required to be included in the Resident Holder’s income for the purposes of the Canadian Tax Act. Such dividends received by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act. A Canadian Holder that is a corporation is required to include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income.

Any U.S. non-resident withholding tax imposed on such dividends should generally be eligible, subject to the detailed rules and limitations under the Canadian Tax Act, to be credited against the Resident Holder’s income tax or deducted from income. Resident Holders are advised to consult with their own tax advisors with respect to the availability of a Canadian foreign tax credit or deduction. Resident Holders are advised to consult with and rely on their own advisors with respect to the availability of a Canadian foreign tax credit or deduction having regard to their particular circumstances.

Disposition of Common Shares Following the Domestication

A disposition or deemed disposition of Common Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Common Shares immediately prior to the disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below.

In the case of a Resident Holder that is a corporation, the amount of any capital loss arising on a disposition, or deemed disposition, of any share of Common Shares may be reduced by the amount of dividends received, or deemed to have been received, by it on such share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any shares.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year, to the extent and under the circumstances described in the Canadian Tax Act.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” or, at any time in the taxation year, a “substantive CCPC” (as such terms are defined in the Canadian Tax Act) may may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined in the Canadian Tax Act to include taxable capital gains realized, and interest and dividends received or deemed to be received (but not dividends or deemed dividends that are deductible in computing taxable income).

Alternative Minimum Tax

Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable, or having an increased liability, for alternative minimum tax under the Canadian Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Foreign Property Information Reporting

A Resident Holder that is a “specified Canadian entity” (as defined in the Canadian Tax Act) for a taxation year or a fiscal period and whose total “cost amount” (as defined in the Canadian Tax Act) of “specified foreign property” (as defined in the Canadian Tax Act), including the Common Shares, at any time in the year or fiscal period exceeds CAD$100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing certain prescribed information in respect of such property. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s “specified foreign property” on a timely basis in accordance with the Canadian Tax Act.

Offshore Investment Fund Property Rules

A Resident Holder whose Common Shares constitute an “offshore investment fund property” for purposes of the Canadian Tax Act will be required to include in computing their income for purposes of the Canadian Tax Act an amount based on a prescribed rate of such Resident Holder’s “designated cost” of such shares at the end of each month. Resident Holders should consult with their own advisors to assess the implications of these rules in light of their own circumstances.

Eligibility for Investment

Provided the Common Shares are listed on a designated stock exchange (which currently includes the NASDAQ and TSX), the Common Shares would, on the date of the Domestication, be qualified investments on such date under the Canadian Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), deferred profit sharing plan, registered disability savings plan (“RDSP”), first home savings account (“FHSA”), or tax-free savings account (“TFSA”) (collectively “Registered Plans”).

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” for a TFSA, FHSA, RRSP, RRIF, RESP, or RDSP, the holder of the TFSA, FHSA, or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of the RESP, as the case may be, will be subject to a penalty tax as set out in the Canadian Tax Act. Provided that, for purposes of the Canadian Tax Act, the holder, annuitant, or subscriber, as the case may be, deals at arm’s length with the Corporation and does not have a “significant interest” (as defined in the Canadian Tax Act for purposes of the prohibited investment rules) in the Corporation, the Common Shares will not be a “prohibited investment” for such RRSPs, RRIFs, RESPs, RDSPs, FHSAs, and TFSAs, as the case may be, under the Canadian Tax Act.

Holders Not Resident in Canada

The following portion of this summary applies to a Holder who, at all relevant times, for purposes of the Canadian Tax Act and any applicable income tax treaty or convention, is not resident, and is not deemed to be resident, in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Dissenting Shareholders

A Dissenting Shareholder that is a Non-Resident Holder (a “Dissenting Non-Resident Holder”) and is entitled to be paid fair value for its dissenting Common Shares will be deemed to transfer such dissenting Common Shares to the Corporation in consideration for a cash payment from the Corporation equal to the fair value of such Common Shares.

Although the matter is not free from doubt, a Dissenting Non-Resident Holder will generally be deemed to have received a dividend on the Common Shares equal to the amount, if any, by which the payment by the Corporation in the amount of the fair value of the Common Shares exceeds the paid-up capital of such shares for purposes of the Canadian Tax Act. Any such deemed dividend will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend but may be reduced under an applicable tax convention. A Dissenting Non-Resident Holder will also be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder, less any amount that is deemed to be a dividend received by the Dissenting Non-Resident Holder, as described above. A U.S. Resident Dissenter will not be subject to tax under the Canadian Tax Act on any capital gain realized on the disposition of Common Shares unless the Common Shares are “taxable Canadian property” for purposes of the Canadian Tax Act and are not “treaty-protected” property of the Dissenting Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition.

A Common Share generally will not be taxable Canadian property of a Dissenting Non-Resident Holder at a particular time unless, at any time during the 60-month period immediately preceding the time of disposition, more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Canadian Tax Act), “timber resource property” (as defined in the Canadian Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property (whether or not such property exists) (the “Real Property Test”). In addition, if the Common Share is listed on a designated stock exchange (which currently includes the NASDAQ) at the time of disposition, the Common Share will not be taxable Canadian property (even if the Real Property Test is satisfied) unless 25% or more of the issued shares of any class or series the Corporation’s shares were owned by or belonged to one or any combination of (i) the Dissenting Non-Resident Holder, (ii) persons with whom the Dissenting Non-Resident Holder did not deal at arm’s length, and (iii) partnerships in which the Dissenting Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships (the “Ownership Test”).

Notwithstanding the above, Common Shares may, in certain circumstances, be deemed to be taxable Canadian property to a Dissenting Non-Resident Holder for the purposes of the Canadian Tax Act. Dissenting Non-Resident Holders whose Common Shares may constitute taxable Canadian property are urged to consult their own tax advisors for advice having regard to their particular circumstances.

Even if Common Shares are considered to be taxable Canadian property of a Dissenting Non-Resident Holder, a taxable capital gain (or an allowable capital loss) resulting from the disposition of such Common Shares will not be included (or deducted) in computing the Dissenting Non-Resident Holder’s income for purposes of the Canadian Tax Act if the Common Shares constitute “treaty-protected property”, as defined in the Canadian Tax Act.

If the Common Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Dissenting Non-Resident Holder, upon the disposition of such Common Shares pursuant to the Domestication, such Dissenting Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada – Taxation of Capital Gains and Losses” as if the Dissenting Non-Resident Holder were a Resident Holder thereunder.

Any interest paid or credited to a Dissenting Non-Resident Holder in respect of the exercise of Dissent Rights will generally not be subject to Canadian withholding tax.

Non-Dissenting Shareholders

A Non-Resident Holder should not be considered to have disposed of their Common Shares as a result of the Domestication. A Non-Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Domestication. The Domestication should also not have an effect on the adjusted cost base of a Non-Resident Holder’s Common Shares.

Disposition of Common Shares Following the Domestication

A disposition or deemed disposition of Common Shares by a Non-Resident Holder will generally not result in tax under the Canadian Tax Act unless such Common Shares are “taxable Canadian Property” and are not “treaty-protected property” of the Non-Resident Holder (each as defined in the Canadian Tax Act) at the time of disposition.

A Common Share generally will not be taxable Canadian property of a Non-Resident Holder at a particular time unless, at any time during the 60-month period immediately preceding the time of disposition, the Real Property Test is satisfied. In addition, if the Common Share is listed on a designated stock exchange (which currently includes the NASDAQ and TSX) at the time of disposition, the Common Share will not be taxable Canadian property (even if the Real Property Test is satisfied) unless the Ownership Test is also satisfied in respect of the Non-Resident Holder. Notwithstanding the foregoing, in certain circumstances set out in the Canadian Tax Act, Common Shares could be deemed to be taxable Canadian property to a Non-Resident Holder who does not dissent.

Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Common Shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under Part I of the Canadian Tax Act.

If the Common Shares are considered to be taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, upon the disposition of such Common Shares, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Holders Resident in Canada – Taxation of Capital Gains and Losses” as if the Non-Resident Holder were a Resident Holder thereunder.

Vote Required and Recommendation of the Board

At the Meeting, shareholders will be asked to consider and, and, if thought advisable, to pass, with or without variation, the Domestication Resolution in the following form as a special resolution, subject to such amendments, variations or additions as may be approved at the Meeting, approving the Domestication.

BE IT RESOLVED as a special resolution that:

1. The Corporation is hereby authorized to apply to the Director appointed under the Ontario Business Corporations Act (the “OBCA”) for a continuance in the State of Delaware;

2. The Corporation is authorized to file with the Secretary of State of the State of Delaware the certificate of corporate domestication and a certificate of incorporation pursuant to, and in accordance with, the General Corporation Law of the State of Delaware (the “DGCL”) as if it has been incorporated thereunder (the “Domestication”);

3. The Corporation shall file a certificate of corporate domestication and certificate of incorporation, and adopt by-laws, substantially in the forms as set out in Appendices D, E and F to the management information circular dated as of January 15, 2026, each of which is hereby approved in all respects;

4. Any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, and to do or to cause to be done all such other acts and things, as such person determines to be necessary or desirable or required by any regulatory authority, including Canadian securities regulatory authorities, in order to carry out the intent of this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

5. Notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized, at its discretion, to determine, at any time prior to the Domestication, to proceed or not proceed with the Domestication, or to abandon the Domestication at any time prior to the implementation of the Domestication without further approval of the shareholders of the Corporation at any time prior to the Domestication becoming effective.

Recommendation of the Board

The Board has carefully considered the implications of the Domestication and has determined that it is in the best interests of the Corporation, and unanimously recommends that Shareholders vote FOR the Domestication Resolution at the Meeting.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, to the best of management’s knowledge, no proposed director:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

On January 25, 2018, Litarion GmbH (“Litarion”), a former subsidiary of the Corporation, commenced a voluntary structured insolvency process and an Administrator was put in place for the sale of the business. On April 30, 2018, the Administrator commenced insolvency proceedings and assumed control of the assets of Litarion. Sankar Das Gupta, a director and the Executive Chairman of the Corporation was a managing director of Litarion until the Administrator’s appointment.

In June, 2021, the administrator of Litarion and the Corporation and its officers agreed to mutually settle all claims as part of the termination of the insolvency proceedings.

Except as described below, to the best of management’s knowledge, no person who is a nominee for director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a Proposed Nominee.

On June 30, 2017, the Corporation and Sankar Das Gupta entered into a Settlement Agreement (the “Agreement”) with Staff of the Ontario Securities Commission (“OSC”) resolving issues the OSC identified with respect to the Corporation’s continuous disclosure between December 2015 and September 2016 (the “Time Period”). The Agreement settled allegations by the OSC regarding unbalanced news releases that did not adequately disclose the nature and risks of newly-announced business arrangements issued by the Corporation during the Time Period, that the Corporation did not update previously announced forward-looking information in its Management Discussion and Analysis during the Time Period, and that the Corporation did not provide an accurate description of its business in its annual information form filed during the Time Period.

The Corporation did not face a financial penalty in relation to the Agreement. Dr. Das Gupta agreed to pay an administrative penalty and upgrade his personal knowledge of continuous disclosure standards. Under the terms of the Agreement, the Corporation agreed to additional steps to comply with continuous disclosure requirements, including

(a)	a review of the Corporation’s corporate governance framework by an independent consultant and adopting all recommended changes that are accepted by OSC Staff;

(b)	institute a disclosure committee comprising 4 directors (2 of whom shall be independent) for a period of 20 months, which committee must approve all public disclosure made by the Corporation;

(c)	name an independent director as Chair of the disclosure committee for a period of 20 months; and

(d)	name an independent director as Chair of the Board for a period of 20 months.

Under the terms of the Settlement Agreement, Dr. Das Gupta agreed to:

(a)	pay an administrative penalty of Cdn$250,000;

(b)	a prohibition on acting as a director or officer of any reporting issuer, other than the Corporation or an affiliate, for a period of one year;

(c)	pay the costs of the corporate governance consultant’s review; and

(d)	participate in, and pay for, a corporate governance course on disclosure issues acceptable to staff of the OSC.

Statement of Executive Compensation

Compensation Discussion and Analysis

The Board of Directors of the Corporation has constituted a Nominating, Corporate Governance and Compensation Committee which consists of independent directors. The Nominating, Corporate Governance and Compensation Committee is responsible for reviewing the Corporation’s overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation’s compensation policy and its implementation through an effective total compensation program and recommends to the Board of Directors for approval the salary levels, bonus potential and entitlement, and granting of stock options of all senior executives.

Kartick Kumar, Carolyn Hansson and Jim Jacobs are currently the members of the Nominating, Corporate Governance and Compensation Committee.

The Nominating, Corporate Governance and Compensation Committee is responsible, in particular, for annually reviewing the Corporation’s compensation arrangements with its Named Executive Officers (i.e., the Chief Executive Officer, the Chief Financial Officer and any other executive officer whose total salary, bonus and other compensation exceeded $111,259 (Cdn $150,000) in respect of the 2024 fiscal year). When reviewing the compensation arrangements, the Nominating, Corporate Governance and Compensation Committee considers the objectives of 1) retaining and recruiting the executives critical to the success of the Corporation and the enhancement of shareholder value, 2) providing fair and competitive compensation, 3) balancing the interests of management and shareholders, and 4) rewarding performance.

All employees of the Corporation receive compensation based on their role, experience, skills and comparable compensation they could command in the market. The compensation payable consists of three main elements: base salary, short-term incentives and long-term incentives by way of the grant of stock options in accordance with the policies of the TSX and the terms of the Corporation’s Stock Option Plan (see below).

Overview of Compensation Program

The Nominating, Corporate Governance and Compensation Committee does not have a specific, pre-determined compensation plan for the Chief Executive Officer and other executive officers, but rather reviews the performance of each executive officer at the end of each fiscal year. In determining executive compensation, the Nominating, Corporate Governance and Compensation Committee also considers the performance of the Corporation as a whole.

Benchmarking

The Corporation believes its compensation program is competitive with the remuneration practices of companies similar to the Corporation and those which represent potential competition for the Corporation’s Named Executive Officers and other employees. In this respect, the Corporation identifies remuneration practices and remuneration levels of public and private companies that are likely to compete for its employees. The Nominating, Corporate Governance and Compensation Committee reviews each element of compensation for market competitiveness and it may weigh a particular element more heavily based on the Named Executive Officer’s role within the Corporation.

No compensation consultant or advisor was retained at any time in the Corporation’s most recently completed financial year to assist the Nominating, Corporate Governance and Compensation Committee in determining compensation for any of the Corporation’s Named Executive Officers.

Description of Compensation Framework

Base salaries	The objective of the base salary is to attract, retain and motivate employees. Base salaries are reviewed annually.
“At Risk” Awards – Annual Bonus Incentive and Stock Option Plan

Named Executive Officers are eligible to receive annual cash bonuses and options to purchase Common Shares under the Stock Option Plan that are related to performance against strategic objectives in addition to base pay components.

See “Short-term and Long-term Incentives” below.

The base salary and any annual bonus incentive and stock option grants for each Named Executive Officer are determined based upon the Nominating, Corporate Governance and Compensation Committee’s assessment of such executive’s performance, competitive compensation levels in entities similar in size and function to the Corporation and the role such executive is expected to play in the performance of the Corporation. The Corporation’s compensation program is performance based and combines the achievement of corporate objectives with an assessment of individual performance and potential. The program is designed to develop and motivate executives to execute the Corporation’s short- and long-term goals and to act in the best interest of the Corporation and its shareholders. Equally important, the compensation program is structured to facilitate retaining and attracting senior management to the Corporation.

Risk Management

Risk management is a consideration of the Nominating, Corporate Governance and Compensation Committee in designing compensation programs. The Committee does not believe that its compensation practices would encourage a Named Executive Officer to take inappropriate or excessive risks, and no particular risks have been identified as arising from the Corporation’s compensation practices that are reasonably likely to have a material adverse effect on the Corporation.

The executive officers and directors of the Corporation are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or held, directly or indirectly, by the executive officers or directors.

The Corporation does not expect to make any significant changes to its compensation policies and practices in the next year.

Base Salary

In the Nominating, Corporate Governance and Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer is determined by the Nominating, Corporate Governance and Compensation Committee based upon such executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and review of the performance of the Corporation as a whole and the role such executive officer played in the Corporation’s performance.

Short-term and Long-term Incentives

Bonuses are performance-based short-term financial incentives and may be paid based on certain indicators such as personal performance, team performance and/or the Corporation’s financial performance.

The Corporation also provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX and the terms of the Stock Option Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to or greater than the closing market price of such Common Shares immediately prior to the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders. When determining whether or not new stock options should be granted to an executive officer, and the number of any new stock options to be granted, the Nominating, Corporate Governance and Compensation Committee takes into account the number and terms of outstanding stock options held by the executive officer and their vesting provisions.

The Corporation has adopted the Stock Option Plan, which provides for the issuance of stock options to attract, retain and motivate key employees, officers, directors and consultants and align their interests with those of the Corporation’s shareholders.

Executive Claw-back Policy

The Corporation has adopted a policy regarding the recovery of erroneously awarded compensation. If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Corporation will recover reasonably promptly from each executive officer all erroneously awarded compensation the executive officer received during the applicable recovery period due to the error in calculating financial reporting measures that resulted in the restatement.

Named Executive Officers’ Compensation

The components of the Named Executive Officers’ compensation include base compensation, performance bonuses and stock option awards. The general compensation philosophy of the Corporation for Named Executive Officers, including the Chief Executive Officer, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Corporation to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Corporation and who have material responsibility for long-range strategy development and implementation.

In establishing each Named Executive Officers’ compensation, the Nominating, Corporate Governance and Compensation Committee reviews the Named Executive Officers’ overall contributions to the affairs of the Corporation.

Summary Compensation

As the Corporation has adopted the U.S. dollar as its reporting currency, all amounts shown below and all references in this information circular to “dollar”, “dollars” or “$” refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references in this information circular to “Cdn$” or to “Canadian dollars” refer to the lawful currency of Canada.

Aggregate Compensation

During the fiscal year ended September 30, 2025, the Corporation paid approximately $1,888,253 to the Named Executive Officers and directors for services rendered in all capacities. The following table sets forth all compensation paid by the Corporation to its Named Executive Officers in the fiscal years indicated.

Name and principal position	Year	Salary	Share based awards	Option-based awards	Non-equity Incentive Plan Compensation		Pension value	All other compensation	Total compensation
					Annual incentive plans	Long-term incentive plans
			($)	($)	($)	($)	($)	($)	($)
Sankar Das Gupta, Executive Chairman	2025	211450(1)	—	92,990(2)	—	—	—	10,696(15)	315,136
	2024	183,996(1)	—	118,952(3)	—	—	—	11,040(16)	355,933
	2023	210,470(1)	—	134,337(4)	—	—	—	11,126(17)	355,933
Rajshekar Dasgupta, Chief Executive Officer	2025	304,825(1)	—	456,005(5)	—	196,087(11)	—	10,696(15)	967,613
	2024	205,229(1)	—	237,905(6)		62,559(12)	—	11,040(16)	2,360,111
	2023	207,626(1)	—	1,917,357(7)		224,002(13)	—	11,126(17)	2,360,111
John Gibson, Chief Financial Officer	2025	194,578(1)	—	132,252(8)	—	60,609(14)	—	—	387,439
	2024	161,351(1)	—	163,559(9)	—	25,759(15)	—	—	299,479
	2023	148,350(1)	—	151,129(10)	—	—	—	—	299,479

Summary Compensation Table

1)	The changes year-over year are due to changes in the US/Cdn$ foreign exchange rates and change in compensation during Fiscal Year 2024 & 2025.

2)	Consists of the value of option grants on the date of grant. The 45,000 options vest on grant.

3)	Consists of the value of option grants on the date of grant. The 40,000 options vest on grant.

4)	Consists of the value of option grants on the date of grant. The 40,000 options vest over a 3 year period.

5)	Consists of the value of option grants on the date of grant. The 96,000 options vest on grant.

6)	Consists of the value of option grants on the date of grant. The 80,000 options vest on grant.

7)	Consists of the value of option grants on date of grant including issued option grants of 55,000 that vests over a 3 year period and the 600,000 Special Option Grants that have not yet vested as the terms for vesting have not been met.

8)	Consists of the value of option grants on the date of grant. The 64,000 options vest on grant.

9)	Consists of the value of option grants on the date of grant. The 55,000 options vest on grant.

10)	Consists of the value of option grants on the date of grant. The 45,000 options vest on grant.

11)	Consists of bonus payment of $196,087.

12)	Consists of bonus payment of $62,559.

13)	Consists of bonus payment of $224,002.

14)	Consists of bonus payment of $60,609.

15)	Consists of bonus payment of $25,759.

16)	Consists of a monthly car allowance of $891 (Cdn$1,250).

17)	Consists of a monthly car allowance of $920 (Cdn$1,250).

18)	Consists of a monthly car allowance of $927 (Cdn$1,250).

Key Assumptions

Under the Stock Option Plan, all options granted under the plan have a maximum term of 10 years and have an exercise price per share of not less than the market value of the Common Shares on the date of grant. The Board of Directors has the discretion to accelerate the vesting of options or stock appreciation rights granted under the Plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Common Shares are listed.

Stock options vest in installments over the vesting period. Stock options typically vest one third each year over 3 years or immediately as approved by the Board. The Corporation treats each installment as a separate grant in determining stock-based compensation expenses.

The Corporation accounts for all share-based payments to employees and non-employees using the fair value-based method of accounting. The grant date fair value of options granted to employees is recognized as stock-based compensation expense, with a corresponding charge to contributed surplus, over the vesting period. The expense is adjusted to reflect the estimated number of options expected to vest at the end of the vesting period, adjusted for the estimated forfeitures during the period. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in the prior periods if share options ultimately exercised are different to that estimated on vesting. The fair value of options is measured using the Black-Scholes option pricing model. Measurement inputs include the price of Common Shares on the measurement date, exercise price of the option, expected volatility of our Common Shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), expected dividends, estimated forfeitures and the risk-free interest rate.

The key assumptions used under the Black-Scholes model in valuing the options are summarized below:

Grant date	April 14, 2025

No of options	514,000
Share price	$2.44
Exercise price	$2.44
Average expected life in years	10
Volatility	84.59%
Risk-free weighted interest rate	2.96%
Dividend yield	—
Fair-value of options granted	$1,066

Grant date	August 15, 2025

No of options	340,000
Share price	$4.67
Exercise price	$4.67
Average expected life in years	0.25
Volatility	61.17%
Risk-free weighted interest rate	4.5%
Dividend yield	—
Fair-value of options granted	$244

Upon exercise of options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares issued are allocated to share capital with any excess being recorded in retained earnings or deficit.

The following tables set out, respectively, in respect of the Named Executive Officers of the Corporation (i) option-based awards that were outstanding as at September 30, 2025, and (ii) award value vested or earned during the 2025 financial year:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)		($)(1)	(#)	($)	($)
	45,000	$2.44	2035/04/11	55,094.42	—	—	—
Sankar Das Gupta, Executive Chairman	40,000	$3.44	2034/04/05	101,098.59	—	—	—
	40,000	$3.94	2033/04/10	81,855.39	—	—	—
	40,000	$2.10	2032/06/20	153,658.36	—	—	—
	300,000	$3.68	2031/09/13	459,539.02	—	—	—
	200,000	$3.68	2031/09/13	459,539.02	—	—	—
	200,000	$3.68	2031/09/13	91,907.80	—	—	—
	40,000	$3.68	2031/09/13	220,578.73	—	—	—
	64,000	$2.44	2035/04/11	139,010.56	—	—	—
Francis John Gibson, Chief Financial Officer	55,000	$3.44	2034/04/05	92,087.31	—	—	—
	45,000	$ 3.94	2033/04/10	153,658.36	—	—	—
	40,000	$2.10	2032/06/20	330,868.10	—	—	—
	96,000	$2.44	2035/04/11	202,197.17	—	—	—
Rajshekar Das Gupta, Chief Executive Officer	80,000	$3.44	2034/04/05	112,551.16	—	—	—
	55,000	$3.94	2033/04/10	613,915.42	—	—	—
	300,000	$3.94	2033/04/10	613,915.42	—	—	—
	300,000	$3.94	2033/04/10	192,072.95	—	—	—
	50,000	$2.10	2032/06/20	114,884.76	—	—	—
	300,000	$3.68	2031/09/13	689,308.54	—	—	—
	50,000	$3.68	2031/09/13	689,308.54	—	—	—
	300,000	$3.68	2031/09/13	689,308.54	—	—	—
	300,000	$3.68	2031/09/13	351,834.57	—	—	—
	100,000	$2.43	2030/09/11	360,809.94	—	—	—
	425,000	$1.10	2029/07/31	55,094.42	—	—	—
	75,000	$1.10	2029/07/31	101,098.59	—	—	—
	12,000	$7.84	2026/12/30	—
	5,000	$2.91	2026/02/10	15,258.13

(1) The underlying value is calculated based on the difference between the Nasdaq market value of the Common Shares underlying the options at the end of the fiscal year and the exercise price of the option.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)	Non-equity Incentive Plan Compensation- Value Earned during the Year ($)
Sankar Das Gupta, Executive Chairman	962.61	—	—
Rajshekar Das Gupta, Chief Executive Officer	—	—	—
John Gibson, Chief Executive Officer	16,066.81	—	—

(1)	Value vested during the year represents the aggregate dollar value that would have been realized if options had been exercised on the vesting date and is calculated as the difference between the Nasdaq market price of the underlying securities and the exercise price of the option-based award on the vesting date.

Compensation of Directors

Name	Fees Earned ($)	Share based Awards ($)	Option-based awards ($)	Non-equity plan compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Carolyn Hansson	7,130	—	24,797	—	—	—	31,928
James K. Jacobs	7,130	—	24,797	—	—	—	31,928
Kartick Kumar	7,130	—	86,791	—	—	—	93,921
Steven Berkenfeld	7,130	—	24,797	—	—	—	31,928

The amount of yearly fees paid or payable to each director is Cdn$10,000 plus 12,000 options for fiscal year 2025.

From time to time, the Corporation uses the services of non-employee directors as consultants and compensates them for their services on a fair market basis, in cash or common shares. In fiscal year 2025, 30,000 options were granted and issued to non-employe directors for consulting services.

The Corporation does not have a pension plan for any of its directors, officers or employees.

The following tables set out, respectively, in respect of non-employee directors of the Corporation, (i) all option-based awards outstanding as at September 30, 2025, and (ii) award value vested or earned during the year:

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options	Number of shares or units that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of share-based awards that have not vested
	(#)	($)		($)(1)	(#)	($)	($)
	12,000	$2.44	2035/04/11	41,358.51	—	—	—
Carolyn M. Hansson	8,000	$3.44	2034/04/05	20,219.72	—	—	—
	7,000	$3.94	2033/04/10	14,324.69	—	—	—
	5,000	$2.10	2032/06/20	19,207.30	—	—	—
	5,000	$3.68	2031/09/13	11,488.48	—	—	—
	6,000	$2.43	2030/09/11	21,110.07	—	—	—
	6,000	$1.10	2029/07/31	28,864.80	—	—	—
	8,000	$1.03	2028/02/22	39,060.82	—	—	—
	12,000	$2.44	2035/04/11	41,358.51	—	—	—
James K. Jacobs	8,000	$3.44	2034/04/05	20,219.72	—	—	—
	7,000	$3.94	2033/04/10	14,324.69	—	—	—
	5,000	$2.10	2032/06/20	19,207.30	—	—	—
	5,000	$3.68	2031/09/13	11,488.48	—	—	—
	6,000	$2.43	2030/09/11	21,110.07	—	—	—
	3,000	$1.10	2029/07/31	14,432.40	—	—	—
	12,000	$2.44	2035/04/11	41,358.51	—	—	—
Kartick Kumar	8,000	$3.44	2034/04/05	20,219.72	—	—	—
	7,000	$3.94	2033/04/10	14,324.69	—	—	—
	5,000	$2.10	2032/06/20	19,207.30	—	—	—
	12,000	$2.44	2035/04/11	103,396.28	—	—	—
Steven Berkenfeld	8,000	$3.44	2034/04/05	41,358.51	—	—	—
	20,000	$3.94	2033/04/10	20,219.72	—	—	—
	20,000	$2.10	2032/06/20	40,927.69	—	—	—
	20,000	$4.23	2031/11/29	76,829.18	—	—	—

(1)	The underlying value is calculated based on the difference between the market values of these securities underlying the options at the end of the fiscal year and the exercise price of the option.

Name	Option-based Awards Value Vested during the Year ($)(1)	Share-based Awards – Value Vested during the Year ($)	Non-equity Incentive Plan Compensation- Value Earned during the Year ($)
Carolyn Hansson	256.70	—	—
James K. Jacobs	256.70	—	—
Kartick Kumar	256.70	—	—
Steven Berkenfeld	8,931.24	—	—
(1)	Value vested during the year represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date and is calculated as the difference between the market price of the underlying securities and the exercise price of the option-based award on the vesting date.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information as of September 30, 2025

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	4,524,884	$3.44	nil
Equity compensation plans not approved by securityholders	—	—	nil
Total	4,524,884	$3.44	nil

Employment Contracts with Change of Control Benefits

In May 2001, Dr. Sankar Das Gupta, the Executive Chairman of the Corporation, entered into an employment agreement with the Corporation. Pursuant to such employment agreement, Dr. Das Gupta is entitled to an annual salary of Cdn $250,000, a car allowance and other benefits competitive with industry standards. The Corporation retains all proprietary and intellectual property rights in everything created, developed or conceived of by Dr. Das Gupta while employed with the Corporation. The employment agreement requires that Dr. Das Gupta devote substantially all of his business time and energies to the business and affairs of the Corporation. The employment agreement continues until terminated in accordance with its terms. If terminated without cause, the agreement entitles Dr. Das Gupta to receive two years’ salary. The employment agreement contains non-competition and non-solicitation covenants during the term of employment and for two years thereafter and also contains a confidentiality covenant applicable during the term of employment and indefinitely thereafter.

If Dr. Das Gupta had been terminated on September 30, 2025, Dr. Das Gupta would be entitled to a lump sum payment of Cdn$500,000.

In May 2022, Dr. Raj Das Gupta, the Chief Executive Officer, entered into an employment agreement with the Corporation. Pursuant to such employment agreement, Dr. Das Gupta is entitled to an annual salary of Cdn $250,000, a car allowance and other benefits competitive with industry standards. The Corporation retains all proprietary and intellectual property rights in everything created, developed or conceived of by Dr. Das Gupta while employed with the Corporation. The employment agreement requires that Dr. Das Gupta devote substantially all of his business time and energies to the business and affairs of the Corporation. The employment agreement continues until terminated in accordance with its terms. If terminated without cause, the agreement entitles Dr. Das Gupta to receive two years’ salary. The employment agreement contains non-competition and non-solicitation covenants during the term of employment and for two years thereafter and also contains a confidentiality covenant applicable during the term of employment and indefinitely thereafter.

If Dr. Das Gupta had been terminated on September 30, 2025, Dr. Das Gupta would be entitled to a lump sum payment of Cdn$500,000.

The Corporation also has non-disclosure agreements with all of its employees and consultants which apply during and after the term of their respective agreements.

The Corporation obtained a life insurance policy for Dr Raj Das Gupta effective July 2025 through FaithLife Financial Insurance. During fiscal year ended September 30, 2025, the total premium paid was Cdn$24,887.50, and the Company is the designated beneficiary.

Stock Option Plan

The Corporation has adopted the Stock Option Plan dated February 28, 2012 as amended by Amendment No. 1 effective as of March 28, 2014, Amendment No. 2 effective as of March 31, 2017, Amendment No. 3 effective as of July 31, 2019, Amendment No. 4 effective as of February 17, 2021, Amendment No. 5 effective March 25, 2022, and Amendment No. 6 effective March 28, 2024.

The purpose of the Stock Option Plan is to attract, retain and motivate key employees, officers, directors and consultants. The Plan encourages equity participation in the Corporation by management, employees and consultants and members of the Board. In addition, the Board believes that the granting of options to management, employees and consultants working with the Corporation are an important part of the Corporation’s compensation program, as a long-term incentive, to retain and attract outstanding personnel in a competitive employment market. Options align the interests of employees with shareholders’ interests and allow employees to increase their financial interest in the Corporation.

The Nominating, Corporate Governance and Compensation Committee of the Board of Directors administers the Plan and determines the eligibility of individuals to participate in the Plan and the terms of options and stock appreciation rights (“SAR”) granted under the Plan. Individuals that are currently eligible to participate in the Plan are full-time or part-time employees of the Corporation or any of its affiliates, including an officer, whether or not a director, any director of the Corporation or any of its affiliates, and any consultant of the Corporation or any of its affiliates.

	Plan Maximum	Outstanding Securities Awarded	Remaining Securities Available for Grant
Securities issuable – total	7,000,000	4,103,168	—
Securities issuable – relative to 48,000,813 issued and outstanding Common Shares (as at January 15, 2026	14.6%	8.5%	—

The maximum number of Common Shares currently issuable upon the exercise of stock options under the Plan is 7,000,000 Shares. The Plan provides that: (i) the maximum number of shares that may be issuable to insiders of the Corporation under all of the Corporation’s security based compensation arrangements shall not exceed 10% of the issued and outstanding shares; and (ii) the maximum number of shares that may be issued to insiders in any one year period under all of the Corporation’s security based compensation arrangements shall not exceed 10% of the issued and outstanding shares.

All options or SARs granted under the Plan have a maximum term of 10 years. The exercise price of the options is determined by the Nominating, Corporate Governance and Compensation Committee at the time of grant, and must be an exercise price per share of not less than the market value of the Common Shares on the date of grant. Options granted under the Plan vest 1/3 on the first anniversary of the grant, 1/3 on the second anniversary of the grant and 1/3 after the third anniversary of the grant; however, the Board of Directors has the discretion to accelerate the vesting of options or SARs granted under the Plan in accordance with applicable laws and the rules and policies of any stock exchange on which the Common Shares are listed. If a participant’s employment is terminated without cause, the vested portion of any grant will remain exercisable until their expiration date and any unvested options or SARs will expire on termination, unless the options or SARs would have vested within six months or within the required statutory notice period, in which case they will remain exercisable until their expiration date. In the event of termination for cause, the vested portion of any grant will remain exercisable for a period of 30 days after the date the person ceases to be an employee and the unvested balance shall terminate. In the event of termination due to death or disability, the participant’s options or SARs may be exercised within 12 months of the participant’s death or disability, to the extent that such options or SARs would have otherwise been exercisable prior to the first anniversary of the participant’s death or disability.

At the sole discretion of the Nominating, Corporate Governance and Compensation Committee, a SAR may be granted in tandem with an option in any grant. A SAR entitles the participant to surrender to the Corporation the related option and exercise and receive from the Corporation upon such surrender an amount equal to the amount by which the Market Value of a Common Share on the date of exercise of the SAR exceeds the exercise price of the share covered by such option (for this purpose, “Market Value” is generally the closing price of the shares on the TSX on the last trading day prior to the date of exercise). That amount is then aggregated with the amounts receivable, calculated as described above, in respect of all SARs which are concurrently exercised; provided that the Nominating, Corporate Governance and Compensation Committee is entitled, in its sole discretion, to elect to settle the obligation arising out of the exercise of SARs by the payment of cash, by the issuance of shares or by any combination of shares and cash, in the proportions determined by the committee. If settlement is to be made in whole or in part in shares, the number of shares to be delivered shall be the largest whole number of shares obtained by dividing the cash sum otherwise payable as a result of the exercise of the SARs for which settlement is to be made in shares by the Market Value (calculated as described above) of a share on the date of exercise of such SARs. No fractional shares will be issued in full or partial settlement of any part of an SAR covered by a grant. To date, the Corporation has not granted any SARs.

Unless otherwise provided by the Nominating, Corporate Governance and Compensation Committee and permitted by applicable laws (including the rules of any stock exchange on which the Corporation’s shares may then be listed or quoted), options and SARs, if any, granted to a participant under the Stock Option Plan are exercisable during the participant’s lifetime only by the participant or the participant’s legal representative and are not assignable or transferable otherwise than by will or by the laws governing the devolution of property in the event of death.

The subscription price for each Common Share subject to an option granted under the Plan is determined by the Nominating, Corporate Governance and Compensation Committee. The Plan provides that the exercise price of options may not be lower than the “market value” of the Common Shares, where, as long as the Common Shares are traded on the TSX, the “market value” is the closing price of the Common Shares on the TSX on the last trading day prior to the date of the award on which there was a trade in the Common Shares. If no Common Shares were traded in the five trading days prior to the date of the award, the “market value” is the average of the high and low prices for board lots for the five trading days prior to the award date. Upon meeting performance objectives, as established by the Board of Directors at the time the awards were granted, participants will receive such number of Common Shares as allotted to them for no further consideration.

The Plan does not include provisions for financial assistance to participants to exercise options granted pursuant to the Plan.

From time to time, and subject to obtaining (i) any necessary regulatory approvals, and (ii) any shareholder approvals required by applicable law or as specified in the following sentence, the Board may amend, delete or waive any provisions of the Plan. The Plan specifically requires approval of a majority of the shareholders entitled to vote at a meeting of shareholders for any of following amendments to the Plan:

(a)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage (other than change to a fixed maximum percentage that was previously approved by shareholders);

(b)	any change to the eligible participants that would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision that is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or shares that does not provide for a full deduction of the number of underlying shares from those reserved for issuance under the Plan;

(f)	the addition of a deferred or restricted share or any other provision that results in participants receiving securities while no cash consideration is received by the issuer; and

(g)	any amendment that the Board determines should be subject to shareholder approval.

Votes attaching to any shares held by insiders who hold options are excluded when determining shareholder approval of any amendment.

Additionally, under policies of the TSX, specific security holder approval is required for amendments to and of the following aspects of a security based compensation arrangement:

(a)	a reduction in the exercise price or purchase price under a security based compensation arrangement benefiting an insider;

(b)	an extension of the term under a security based compensation arrangement benefiting an insider; and

(c)	amendments to an amending provision within a security based compensation arrangement.

Examples of amendments that the Board can make without the approval of shareholders include, but are not limited to:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions;

(c)	a change to the termination provisions that does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or shares, that provides for a full deduction of the number of underlying shares from those reserved for issuance under the Plan.

Annual Burn Rate

The information presented below is provided as required under section 613 of the TSX Company Manual in respect of the annual burn rate of the Corporation’s security-based compensation arrangements.

Security-Based Compensation Arrangement[1]	2023	2024	2025
Stock Option Plan	1.36%	1.30%	1.24%

(1)	The weighted average number of Common Shares of the Corporation over the past three financial years is as follows: 2023: 33,832,784, 2024: 34,012,383 and 2025: 39,077,512.

Directors’ and Officers’ Indemnification and Insurance

Under the OBCA, the Corporation is permitted to indemnify its directors and officers and former directors and officers against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as directors or officers, including an action against the Corporation. In order to be entitled to indemnification under this Act, the director or officer must act honestly and in good faith with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful.

Under its by-laws, the Corporation may indemnify, as required or permitted by the OBCA, its current and former directors and officers, any person who acts or has acted on its behalf as a director or officer of a corporation of which the Corporation is or was a shareholder or creditor, and any of their heirs and legal representatives.

The Corporation has purchased directors’ and officers’ liability insurance for the benefit of its directors and officers and those of its subsidiaries. The Corporation’s premium for that insurance in fiscal year 2025 was CDN $254,172.

Indebtedness of Directors and Senior Officers

As at the date hereof, no director or officer of the Corporation is indebted to the Corporation.

Stock Performance Chart

The following graph and table assume that Cdn$100 was invested in the Corporation’s Common Shares over the five most recently completed financial years and compares the percentage change in the cumulative total shareholder return over those five years with the cumulative total return of the S&P/TSX Composite Total Return Index. The S&P/TSX Composite Total Return Index comprises a majority of market capitalization for Canadian-based, TSX listed companies.

Date	Electrovaya Common Shares	S&P/TSX Composite Total Return Index
September 30, 2021	645	120
September 30, 2022	490	111
September 30, 2023	375	117
September 30, 2024	316	145
September 30, 2025	820	219

During the time covered by this graph, the Corporation’s share price has fluctuated, with the most recent fiscal year showing a 159.5% increase in share price from Cdn$3.16 as at September 30, 2024 to Cdn $8.20 as at September 30, 2025.

Statement of Corporate Governance Practices

Set out in Appendix 1 “Corporate Governance Practices” to this Circular is information in respect of the Board of Directors as currently constituted and the corporate governance practices of the Corporation. The Corporation is committed to maintaining high standards of corporate governance and has reviewed its approach to corporate governance in light of the recommended best practices contained in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

The Board of Directors of the Corporation has constituted the Nominating, Corporate Governance and Compensation Committee which consists of independent directors in order to review and, if deemed necessary, to recommend changes to the corporate governance practices of the Corporation.

The Board of Directors

The Corporation’s Board of Directors is responsible for the supervision of the management of the Corporation’s business and affairs. Under the OBCA, the Board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of agenda items change depending upon the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces.

The Board believes that its relationship with management in supervising the business and affairs of the Corporation is appropriate and the Board will continue to carefully monitor the Corporation and management.

Committees

The Board and its committees (consisting of an Audit Committee, and a Nominating, Corporate Governance and Compensation Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All committees are composed of outside directors who are “independent” as defined in NI 58-101.

Audit Committee

The Audit Committee operates under guidelines established by the Canadian Securities Administrators (“CSA”) and follows recommendations of the Corporation’s outside auditors to enhance the effectiveness of those guidelines. The Audit Committee also operates in accordance with National Instrument 52-110 - Audit Committees of the CSA (“NI 52-110”). In addition to carrying out its statutory legal responsibilities (including review of the Corporation’s annual and interim financial statements and management’s discussion and analysis thereon prior to their presentation to the Board) the Audit Committee reviews all other financial reporting of the Corporation. The Audit Committee meets with the Corporation’s external auditors at least four times a year and with members of management at least four times a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the Board the auditors to be appointed as the Corporation’s auditors at the annual meeting and the terms of their remuneration.

Any non-audit services proposed to be provided to the Corporation by its auditors are presented to the Audit Committee for prior approval.

Jim Jacobs was appointed as a member of the Audit Committee on March 28, 2019. On February 7, 2022 Kartick Kumar was appointed as a member of the Audit Committee and the Nomination, Corporate Governance & Compensation Committee. On October 24, 2023, Steven Berkenfeld was appointed as a member of the Audit Committee and Nomination, Corporate Governance & Compensation Committee.

All members of the Audit Committee are considered to be financially literate as required by NI 52-110. All members of the Audit Committee are also independent, as required by NI 52-110. Additional information regarding the Audit Committee is provided in the “Additional Information - Audit Committee’’ section of the Corporation’s most recently filed annual information form, available free of charge on the SEDAR+ website for Canadian regulatory filings at www.sedarplus.ca and on the EDGAR website for US regulatory filings at www.sec/gov/edgar. Shareholders may also contact the Corporation at (905) 855-4610 to request a copy of the annual information form free of charge.

Nominating, Corporate Governance and Compensation Committee

The Nominating, Corporate Governance and Compensation Committee supports the Board with the development, review, planning and implementation of the Corporation’s approach to governance issues including recommending to the Board limits to management’s responsibilities. At present, in addition to those matters which must by law be approved by the Board, management is required to seek Board approval for any transaction which is out of the ordinary course of business.

The Nominating, Corporate Governance and Compensation Committee is also responsible for reviewing the Corporation’s overall compensation philosophy and corporate succession and development plans at the executive officer level. It has responsibility for the establishment of the Corporation’s compensation policy and its implementation through an effective total compensation program. See “Statement of Executive Compensation” above. The members of the Committee are senior business people with long histories in the technology and other industries and with experience in matters of executive compensation practices and policies. The Board believes that the Committee has the knowledge, experience and background required to fulfill its mandate in this regard.

In addition, the Nominating, Corporate Governance and Compensation Committee is responsible for recommending to the Board internal guidelines on corporate governance issues in the context of the Corporation’s particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of NP 58-201. The identification of characteristics required in new Board members and the recommendation to the Board of nominees to the Board of Directors are within the mandate of this committee. However, the actual nomination of new Board members remains with the Board of Directors of the Corporation. The members of this committee have never been officers of the Corporation or any of its subsidiaries, with the exception of Jim Jacobs who served as an officer of the Corporation from September 1996 to October 2006. None of the members of the Committee are indebted to the Corporation.

Kartick Kumar, Carolyn Hansson and Steven Berkenfeld were members of the Nominating, Corporate Governance and Compensation Committee in 2025.

Response to Shareholders

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management

The Board works closely with members of management. The Board has access to information relating to the operations of the Corporation through the membership on the Board of the Chief Executive Officer of the Corporation and, as necessary, the attendance at Board meetings by other members of management at the request of the Board, both of which are key elements to the effective and informed functioning of the Board.

The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding means to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

Solicitation of Proxies

The solicitation of proxies is made on behalf of Management of the Corporation. The cost of preparing, assembling and mailing any mailed materials to the shareholders of the Corporation under the notice and access regime will be borne by the Corporation. In addition to the solicitation of proxies by mail, using notice and access, officers, directors and employees of the Corporation may, without additional compensation, solicit such proxies on behalf of Management of the Corporation personally or by telephone. The Corporation will also reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares.

The Common Shares represented by the form of proxy (if the same is executed in favour of Management’s nominees as proxies and deposited as provided in the Notice of Meeting) will be voted and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specifications so made. If no choice is specified, such shares will be voted (i) FOR the election of management’s director nominees; and (ii) FOR the appointment of auditors and the authorization of the Board to fix their remuneration for the next year.

Appointment of Proxies

The persons named in the proxy are directors and officers of the Corporation. Each shareholder has the right to designate as such shareholder’s proxy holder a person other than the Management nominees to attend and act for such shareholder at the Meeting. Any shareholder desiring to exercise any such right may do so by striking out the names of the Management nominees in the applicable proxy and inserting in the space provided the name of the person which such shareholder desires to appoint as proxy-holder or may do so by executing a proxy in form similar to the proxy form. Proxies may be deposited with TSX Trust Company (Canada) by mailing it to TSX Trust Company (Canada), P.O. Box 721, Agincourt, Ontario M1S 0A1. Proxies may also be faxed to TSX Trust Company at (416) 607 7964 or emailed at proxyvote@tmx.com. All proxies, whether delivered by mail, fax, or email, must be deposited with TSX Trust Company (Canada) prior to 4:00 p.m. (Toronto time) on Wednesday February 25, 2026 (or if the Meeting is adjourned or postponed, on the last business day prior to the date of the adjourned or postponed Meeting) or may be deposited with the Chairman at the Meeting. However, notwithstanding the foregoing, we urge you to sign, date and return the form of proxy as soon as possible to assist us in preparing for the Meeting.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

These securityholder materials are being made available to both registered and non-registered owners of Common Shares. The Corporation has either distributed copies of the Notice-and-Access notification, a voting instruction form and the supplemental mailing list and consent for electronic delivery return card (collectively, the “meeting materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders or to Non-Registered Holders directly. The Corporation is not sending the meeting materials directly to non-objecting beneficial owners.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-registered beneficial shareholders should follow the instructions and complete the form that is made available using notice and access. This form will provide the necessary instructions to your Intermediary as to how you would like to vote your Common Shares at the Meeting. If you plan on attending the Meeting in person, you will not be entitled to vote in person unless the proper documentation is completed. You should contact your Intermediary well in advance of the Meeting and follow its instructions if you want to vote in person.

Management of the Corporation does not intend to pay for Intermediaries to forward the meeting materials to objecting beneficial owners. An objecting beneficial owner will not receive the meeting materials unless the objecting beneficial owner’s Intermediary assumes the cost of delivery.

Revocation

Under the provisions of the OBCA a shareholder giving a proxy has the power to revoke it. The following is the revocation procedure described in section 110(4) of such Act:

“A shareholder may revoke a proxy,

(a)	by depositing an instrument in writing that complies with subsection (4.1) and that is signed by the shareholder or by an attorney who is authorized by a document that is signed in writing or by electronic signature;

(b)	by transmitting, by telephonic or electronic means, a revocation that complies with subsection (4.1) and that, subject to subsection (4.2), is signed by electronic signature; or

(c)	in any other manner permitted by law.

(4.1) Time of revocation - The instrument or the revocation must be received,

(a)	at the registered office of the corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of it, at which the proxy is to be used; or

(b)	by the chair of the meeting on the day of the meeting or an adjournment of it.

(4.2) Electronic signature - A shareholder or an attorney may sign, by electronic signature, a proxy, a revocation of proxy or a power of attorney authorizing the creation of either of them if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.”

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

Exercise of Discretion by Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. If any such other matter or if any amendments to or variations of the matters identified in the Notice of Meeting should properly come before the Meeting, proxies received pursuant to this solicitation will be voted on such amendments, variations and other matters in accordance with the best judgment of the person voting the proxy.

Notice-and-Access

The Company is using Notice-and-Access under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to distribute this Circular and its accompanying materials. This allows the Company to post electronic versions of the meeting materials on SEDAR+ at www.sedarplus.ca, and on the Company’s website at www.electrovaya.com or the Company’s Transfer Agent’s website instead of mailing paper copies to Company Shareholders. Notice-and-Access is more environmentally friendly, reducing the use of paper and certain physical delivery-related emissions, and more cost effective for the Company, as it reduces print and mailing costs.

Company Shareholders still have the right to request paper copies of the meeting materials posted online by the Company under Notice-and-Access if they choose. The Company will not use the “stratification” procedure for Notice-and-Access, where a paper copy of the meeting materials is provided along with the notice package.

The meeting materials are available under the Company’s profile on SEDAR+ and on the Company’s transfer agent’s website at www.meetingdocuments.com/TSXT/ELVA. Shareholders who wish to receive a paper copy of the meeting materials in advance of the Meeting should submit their request to the Company’s transfer agent, TMX Trust, no later than February 13, 2026, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 4:00 p.m. (Toronto Time) on February 25, 2026. This can be done via telephone by calling 888-433-6443 or via email at tsxt-fulfilment@tmx.com. The Transfer Agent will send materials within three Business Days of receiving a request if the request is received before the meeting date, or within 10 days if received on or after the meeting date. Shareholders will be sent a paper copy of a notice package under Notice-and-Access by pre-paid mail containing: (i) a notification about the Corporations’ use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for Non-Registered Holders, a “voting instruction form” (also referred to as a “VIF”).

Interests of Certain Persons in Matters to be Acted Upon

Other than as participants under the Plan, no person who has been a director or officer of the Corporation since the beginning of the last financial year, and no proposed director of the Corporation, has any material interest in any transaction to be acted upon at the meeting.

Interest of Informed Persons in Material Transactions

Except as disclosed above and elsewhere in this Circular, or as previously disclosed in the Corporation’s annual information form dated December 10, 2025, no director or officer of the Corporation, proposed director of the Corporation, insider of the Corporation or any associate or affiliate of any of the foregoing persons has or has had any material interest in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its subsidiaries. The Corporation’s annual information form dated December 10, 2025 is available on the SEDAR+ website for Canadian regulatory filings at www.sedarplus.ca and on the EDGAR website for United States regulatory filings at www.sec.gov/edgar.

Additional Information

Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and MD&A for its financial year ended September 30, 2025. Additional information about the Corporation, including Electrovaya’s current annual information form, financial statements and MD&A, can be found free of charge on the SEDAR+ website for Canadian regulatory filings at www.sedarplus.ca and on the EDGAR website for United States regulatory filings at www.sec.gov/edgar. Shareholders may also contact the Corporation at 905 855 4610 to request copies of such materials free of charge.

The contents of this Circular and the mailing thereof to the shareholders of the Corporation have been approved by the Board of Directors.

By Order of the Board of Directors

“Sankar Das Gupta”

Sankar Das Gupta

Executive Chairman

Toronto, Ontario

January 15, 2026

a-1

Appendix A

Corporate Governance Practices

Form 58-101F1 Required Disclosure	Corporation Status*	Comments Regarding the Corporation’s Corporate Governance Practices
1. Board of Directors	Yes

A majority of the Corporation’s board of directors (the “Board”) is independent as at the date hereof. Currently, 4 of the 6 directors of the Corporation are independent: Dr. Jim Jacobs, Dr. Carolyn Hansson, Kartick Kumar and Steven Berkenfeld. These directors were and are independent, as applicable, because they are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation. The Board has adopted appropriate procedures to ensure that the Board operates independently of management. These procedures include management consulting with members of the Board on a regular basis whenever any key decisions are being made on behalf of the Corporation to ensure that the Board concurs with the actions being proposed.

Dr. Sankar Das Gupta and Dr. Raj Das Gupta are not independent. The Board has determined that Dr. Sankar Das Gupta is not independent because he holds approximately 21.40% of the outstanding Common Shares and received compensation from the Corporation in his capacity as Executive Chairman. Dr. Raj Das Gupta is not independent as he is related to Dr Sankar Das Gupta. He is also not independent due to his position as Chief Executive Officer.

As at the date hereof there are presently no directors which are directors of other issuers that are reporting issuers (or the equivalent).

The independent directors meet without the non-independent directors on a regular basis. These meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the most recently completed financial year, five such meetings have been held.

The attendance record of each director for Board and Committee meetings held in the Corporation’s 2025 financial year is as follows:

Name	Board of Directors	Audit Committee	Nominating, Corporate Governance and Compensation Committee
Sankar Das Gupta	5/5	—	—
Carolyn Hansson	5/5	—	2/2
Jim Jacobs	5/5	4/4	—
Kartick Kumar	5/5	4/4	2/2
Raj Das Gupta	5/5	—	—
Steven Berkenfeld	5/5	4/4	2/2

Form 58-101F1 Required Disclosure	Corporation Status*	Comments Regarding the Corporation’s Corporate Governance Practices
2. Board Mandate	Yes	The Board’s written mandate is posted under the Corporate Governance section on the Corporation’s website.
3. Position Descriptions	Yes	The Board has adopted a position description for the chair and responsibilities for directors, as well as position descriptions for the chair of the Audit Committee. The position descriptions are written under the relevant Board and Committee Mandates and are posted in the Corporate Governance section on the Corporation’s website. Furthermore, the Board has adopted position descriptions for the CEO and CFO.
4. Orientation and Continuing Education	Yes	The Corporation has developed an informal orientation and education program that it uses when a new individual has joined the Board. New members of the Board are provided with a set of materials relevant to the Corporation, including its most recent annual and interim financial statements and other public filings, and a memorandum from counsel outlining the duties, obligations and liabilities of directors of Canadian public companies. The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors, specifically by alerting its directors to opportunities, as they arise, to enhance such skill and knowledge.
5. Ethical Business Conduct	Yes	The Corporation has adopted a written Code of Business Conduct and Ethics Policy (“Code”) that provides guidelines on the standards of conduct expected of directors and employees of the Corporation, including guidelines on conflict of interest issues. The Board monitors and promotes compliance with the Code on a regular basis. On an annual basis all Directors are required to provide their written confirmation of compliance with the Code. The Corporation’s Code of Business Conduct and Ethics Policy is posted under Corporate Governance on the Company’s website.
6. Nomination of Directors	Yes	The Nominating, Corporate Governance and Compensation Committee is responsible for proposing to the full Board new nominees and is involved in the on-going assessment of the current directors. The members of the Nominating, Corporate Governance and Compensation Committee are independent directors.

Form 58-101F1 Required Disclosure	Corporation Status*	Comments Regarding the Corporation’s Corporate Governance Practices
7. Compensation	Yes

The Board, in conjunction with the Nominating, Corporate Governance and Compensation Committee, periodically reviews the adequacy and form of the compensation that is paid to the Corporation’s Board, including individual directors, to ensure that such compensation is appropriate under the circumstances. The Corporation may retain third party consultants, as necessary, to review the compensation paid to its individual directors. In addition, the Nominating, Corporate Governance and Compensation Committee ensures that the salary and benefit programs and strategies of the Corporation are continuously capable of hiring and retaining superior personnel and motivating these employees to achieve superior results in line with the objectives of the organization.

The Nominating, Corporate Governance and Compensation Committee ensures an appropriate compensation framework exists to achieve this objective. The governing principles relating to this compensation framework are:

(a) to establish compensation levels that are fair and competitive within the markets in which the Corporation competes for talent;

(b) to link compensation to the performance of the Corporation and the contribution of the individual to such performance;

(c) to align the interests of employees with the short and long-term interests of the Corporation’s shareholders; and

(d) to establish a compensation mix that is aligned with the Corporation’s overall objectives and evolves as the Corporation moves through various business stages.

8. Other Board Committees	Yes	Board Committees include the Audit Committee and the Nominating, Corporate Governance and Compensation Committee. The members of these committees are described elsewhere in this Management Information Circular.
9. Assessments	Yes

The Nominating, Corporate Governance and Compensation Committee is responsible for the assessment of the Board and its directors and developing the Corporation’s approach to governance issues.

The Board, in conjunction with its Nominating, Corporate Governance and Compensation Committee, assesses the effectiveness of the Board, its committees and individual directors.

10. Director Term Limits and Other Mechanisms of Board Renewal	Partly	Directors can be re-elected to the Board annually. The Board has not adopted a term limit for directors or established a retirement age for directors. The Corporation believes that the imposition of director term limits implicitly discounts the value of experience and continuity on the Board and runs the risk of excluding effective Board members who have longstanding knowledge of the Corporation and its operations as a result of an arbitrary determination. The Board believes that it can achieve the right balance between continuity and encouraging turnover and independence without mandated term limits and relies on its annual director assessment procedures in this regard.
11. Policies Regarding the Representation of Women on the Board	Partly	While the Nominating, Corporate Governance and Compensation Committee considers diversity when considering new candidates for director and executive positions, the Board has not adopted a written policy relating to the identification and nomination of women directors or executive officers or set specific minimum targets for Board or executive officer composition at this time. The Board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Corporation and the current composition of the Board and management team, including the current level of representation of women in such positions. For the 2025 fiscal year, one of the Corporation’s six directors (16.6%) and none of the Corporation’s three executive officers (0%) are women.

Form 58-101F1 Required Disclosure	Corporation Status*	Comments Regarding the Corporation’s Corporate Governance Practices
12. Consideration of the Representation of Women in the Director Identification and Selection Process	Partly	See comments above under heading “11. Policies Regarding the Representation of Women on the Board”.
13. Consideration Given to the Representation of Women in Executive Officer Appointments	Partly	See comments above under heading “11. Policies Regarding the Representation of Women on the Board”.
14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions	Partly	See comments above under heading “11. Policies Regarding the Representation of Women on the Board”.
15. Number of Women on the Board and in Executive Officer Positions	Partly	See comments above under heading “11. Policies Regarding the Representation of Women on the Board”.

* “Yes” indicates that the Corporation believes it is generally aligned with the understood policy intentions behind the relevant Form 58-101F1 disclosure requirement.

“Partly” indicates that the Corporation believes it is generally aligned with the understood policy intentions behind the relevant Form 58-101F1 disclosure requirement.

“No” indicates that the Corporation believes it is not yet generally aligned with the understood policy intentions behind the relevant Form 58-101F1 disclosure requirement.

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Appendix B

Directors Skill Matrix

Board Skill Matrix	Total	Dr. Sankar Das Gupta	Dr. Carolyn Hansson	Dr. Jim Jacobs	Kartick Kumar	Dr Raj Das Gupta	Steven Berkenfeld
Skills Expertise
A. Audit / Financial Accounting
Ability to read, understand, and scrutinize financial statements.	6	Y	Y	Y	Y	Y	Y
B. CEO / Senior Executive
Experience as a CEO or Senior Executive of a large organization.	6	Y	Y	Y	Y	Y	Y
C. Corporate Governance
Knowledge of best practices and stakeholder expectations regarding the governance of a public company.	6	Y	N	Y	Y	Y	Y
D. Environment, Health and Safety
Experience managing risks and duties relating to environment, health, and safety.	6	Y	Y	Y	Y	Y	Y
E. Government Policy & Regulation
Understanding of government policy and regulation.	5+	Y	Limited	Y	Y	Y	Y
F. Human Resource Management
Understanding of and experience with human resources issues and executive compensation programs.	6	Y	N	Y	Y	Y	Y
G. Marketing Experience
Senior executive experience with marketing and sales.	4	Y	N	N	Y	Y	Y
H. Manufacturing Experience
Senior executive experience with manufacturing and international supply chain management.	4	Y	N	Y	N	Y	Y
I. Public Company Experience
Experience serving as a senior executive or board director of a publicly traded company.	3+	Y	Limited	Y	N	N	Y
J. Research /Technology
Senior executive experience in research, technology, and/or IT.	6	Y	Y	Y	Y	Y	Y
K. Strategic Planning
organization.	5+	Y	Limited	Y	Y	Y	Y

Appendix C

Material Differences Between THE Ontario BUSINESS CorporaTIONS ACT and Delaware General Corporation Law

Our corporate affairs are governed by our articles of incorporation and bylaws and the provisions of the OBCA. The OBCA differs from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the OBCA and the DGCL. This summary is qualified in its entirety by reference to the DGCL, the OBCA and our governing corporate instruments.

Delaware	Ontario
Stockholder/Shareholder Approval of Business Combinations; Fundamental Changes

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation (subject to certain exceptions), a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding stock entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.

However, under the DGCL, in certain mergers where the corporation is the surviving corporation and the merger does not require an amendment to its certificate of incorporation and the corporation does not issue shares in the merger in excess of specified thresholds (commonly referenced as 20% of the pre-merger outstanding shares, subject to statutory conditions), stockholder approval of the surviving corporation may not be required. In addition, a corporation owning 90% or more of each class of a subsidiary’s outstanding stock may, in a “short-form” merger, merge the subsidiary without a vote of the subsidiary’s board of directors or stockholders (subject to statutory requirements). In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (1) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (2) a corporation consummates a tender or exchange offer for any and all of the outstanding stock of such constituent corporation that would otherwise be entitled to vote to approve the merger, (3) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (4) the corporation consummating the offer merges with or into such constituent corporation, and (5) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer. Section 251(h) is generally used in “two-step” acquisitions (tender/exchange offer followed promptly by a back-end merger) to eliminate the target stockholder vote where the statutory conditions are satisfied.

The DGCL does not contain a procedure comparable to a plan of arrangement under the OBCA.

Under the OBCA, certain extraordinary corporate actions including: amalgamations; arrangements; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions are required to be approved by special resolution.

A “special resolution” is a resolution (i) submitted to a special meeting of the shareholders of a corporation duly called for the purpose of considering the resolution and passed at the meeting by at least two-thirds of the votes cast, or (ii) consented to in writing by each shareholder of the corporation entitled to vote on the resolution.

In the case of an offering company, an “ordinary resolution” is a resolution that is submitted to a meeting of the shareholders of a corporation and passed, with or without amendment, at the meeting by at least a majority of the votes cast, in person or by proxy.

Under the OBCA, shareholders of a class or series of shares are entitled to vote separately as a class in the event of certain transactions that affect holders of the class or series of shares in a manner different from the shares of another class or series of the corporation, whether or not such shares otherwise carry the right to vote.

Under the OBCA, arrangements are permitted. An arrangement may include an amalgamation, a transfer of all or substantially all the property of the corporation, and a liquidation and dissolution of a corporation. In general, a plan of arrangement is approved by a corporation’s board of directors and then is submitted to a court for approval. It is customary for a corporation in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Arrangements must generally be approved by a special resolution of shareholders. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing, which would, among other things, assess the fairness and reasonableness of the arrangement and approve or reject the proposed arrangement.

Delaware	Ontario
Special Vote Required for Combinations with Interested Stockholders/Shareholders

Section 203 of the DGCL provides (in general) that, unless otherwise provided in the certificate of incorporation, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (1) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (as calculated in accordance with Section 203’s exclusions and definitions); or (3) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve, at an annual or special meeting of stockholders, the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (1) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (2) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation, in each case, at any time within the previous three years.

While the OBCA does not contain specific anti-takeover provisions with respect to “business combinations”, rules and policies of certain Canadian securities regulatory authorities, including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“Multilateral Instrument 61-101”), contain requirements in connection with, among other things, “related party transactions” and “business combinations”, including, among other things, any transaction by which an issuer directly or indirectly engages in the following with a related party: acquires, sells, leases or transfers an asset, acquires the related party, acquires or issues treasury securities, amends the terms of a security if the security is owned by the related party or assumes or becomes subject to a liability or takes certain other actions with respect to debt.

The term “related party” includes, inter alia, directors, senior officers and holders of more than 10% of the voting rights attached to all outstanding voting securities of the issuer or holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

Multilateral Instrument 61-101 requires, subject to certain exceptions, the preparation of a formal valuation relating to certain aspects of the transaction and more detailed disclosure in the proxy materials sent to security holders in connection with a related party transaction including related to the valuation. Multilateral Instrument 61-101 also requires, subject to certain exceptions, that an issuer not engage in a related party transaction unless the shareholders of the issuer, other than with respect to shares held by the related parties, approve the transaction by a simple majority of the disinterested votes cast.

Appraisal Rights; Rights to Dissent; Compulsory Acquisition

Under the DGCL, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. The availability of appraisal also depends on compliance with DGCL 262’s procedural requirements (including timely demand, not voting in favor of the transaction where applicable, and continuous ownership through the effective time).

For example, a stockholder is entitled to appraisal rights in the case of a merger or consolidation if the stockholder is required to accept in exchange for his or her shares anything other than: (1) shares of stock of the corporation surviving or resulting from the merger or consolidation, or depository receipts in respect thereof; (2) shares of any other corporation, or depository receipts in respect thereof, that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (3) cash instead of fractional shares of the corporation or fractional depository receipts of the corporation; or (4) any combination of the shares of stock, depository receipts and cash instead of the fractional shares or fractional depository receipts.

Under the OBCA, each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of a class or series of shares; (iii) an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on or the powers that the corporation may exercise; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement. However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy. The OBCA provides these dissent rights for both listed and unlisted shares.

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Under the OBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests. The OBCA’s oppression remedy enables a court to make an order to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined herein) that in respect of a corporation or any of its affiliates, (i) any act or omission of the corporation or any of its affiliates effects or threatens to effect a result; (ii) the business or affairs of the corporation or any of its affiliates are, have been or are threatened to be carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any securityholder, creditor, director or officer of the corporation. The oppression remedy provides the court with broad and flexible jurisdiction to make any order it thinks fit including but not limited to: amending the articles of a corporation, issuing or exchanging securities, setting aside transactions, and appointing or replacing directors.

For the purposes of the oppression remedy, a “complainant” includes current and former registered and beneficial owners of a security of the corporation or any of its affiliates, a director or an officer or former director or officer of the corporation or any of its affiliates, as well as any other person whom the court considers appropriate.

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of a corporation’s securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror. The OBCA also provides that where a person, its affiliates and associates acquire 90% or more of a class of equity securities of a corporation, then the holder of any securities of that class not counted for the purposes of calculating such percentage is entitled to require the corporation to acquire the holder’s securities of that class in accordance with the procedure set out in the OBCA.

Stockholder/Shareholder Consent to Action Without Meeting
Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders (except stockholder approval of a transaction with an interested stockholder, which may be given only by vote at a meeting of the stockholders) may be taken without a meeting if written consent to the action is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take the action at a meeting of the stockholders.	Under the OBCA, in the case of an offering company, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

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Special Meetings of Stockholders/Shareholders
Under the DGCL, a special meeting of stockholders may be called by the board of directors or by such persons authorized in the certificate of incorporation or the by-laws.	The OBCA provides that holders of not less than 5% of a corporation’s issued shares that carry the right to vote at a meeting may requisition the directors to call a special meeting of shareholders for the purposes stated in the requisition. If the directors do not call such meeting within 21 days after receiving the requisition despite the technical requirements under the OBCA having been met, any shareholder who signed the requisition may call the special meeting.
Distributions and Dividends; Repurchases and Redemptions

Under the DGCL, subject to any restrictions contained in the certificate of incorporation, a corporation may declare and pay dividends out of capital surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by issued and outstanding shares having a preference upon the distribution of assets. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board of directors.

A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by the purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the purchased or redeemed shares are to be retired and the capital reduced.

Under the OBCA, a corporation may pay a dividend in money or other property unless there are reasonable grounds for believing that the corporation is or after the payment would be unable to pay its liabilities as they become due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

The OBCA provides that no special rights or restrictions attached to a series of any class of shares confer on the series a priority in respect of dividends or return of capital over any other series of shares of the same class. Any such restrictions are set forth in our articles.

Under the OBCA, the purchase, redemption or other acquisition by a corporation of its shares is generally subject to solvency tests similar to those applicable to the payment of dividends (as set out above) and permitted on the terms and in the manner provided in its articles.

Vacancies on Board of Directors
Under the DGCL, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, unless otherwise provided in the certificate of incorporation or by-laws. Directors chosen to fill vacancies generally hold office until the next election of directors. If, however, a corporation’s directors are divided into classes, a director chosen to fill a vacancy holds office until the next election of the class for which such director was chosen.

Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board of directors if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Our articles of incorporation set out a minimum number of directors of one and a maximum number of directors of eleven. Under the OBCA, where a minimum and maximum number of directors of a corporation is provided for in its articles, the number of directors of the corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. Where such a resolution is passed, the directors may not, between meetings of shareholders, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders.

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Constitution of Directors
The DGCL does not have residency requirements, but a corporation may prescribe qualifications for directors under its certificate of incorporation or by-laws.	Under the OBCA, the board of directors must consist of at least three members so long as we remain an “offering corporation” for purposes of the OBCA, which includes a corporation whose securities are listed on a recognized stock exchange such as the Toronto Stock Exchange and Nasdaq. Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. Under the OBCA, so long as we remain an offering corporation, at least one-third of our directors must not be officers or employees of our company or our affiliates.
Removal of Directors; Terms of Directors
Under the DGCL, except in the case of a corporation with a classified board of directors (unless the certificate of incorporation provides otherwise) or in the case of a corporation with cumulative voting, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Under the OBCA, shareholders of a corporation may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director and may elect any qualified person to fill the resulting vacancy. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The OBCA provides that shareholders shall elect at each annual meeting of shareholders at which an election of directors is required, directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. It is not necessary that all directors elected at a meeting of shareholders hold office for the same term. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election.

Inspection of Books and Records
Under the DGCL, any holder of record of stock or a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, upon written demand under oath, inspect the corporation’s books and records during business hours for a proper purpose and may make copies and extracts therefrom.	Under the OBCA, registered holders of shares, beneficial owners of shares and creditors of a corporation, their agents and legal representatives may examine the records of the corporation during the usual business hours of the corporation, and may take extracts from those records, free of charge, and, if the corporation is an offering corporation, any other person may do so upon payment of a reasonable fee.
Amendment of Governing Documents

Under the DGCL, a certificate of incorporation may be amended if: (1) the board of directors adopts a resolution setting forth the proposed amendment, declaring its advisability and specifying whether the stockholders will vote on the amendment at a special meeting or annual meeting of stockholders; provided that, unless required by the certificate of incorporation, no meeting or vote is required to adopt an amendment for certain specified changes; and (2) the holders of a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the special resolution. In certain cases, holders of a class or series of shares are entitled to vote separately on the resolution.

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The DGCL requires that certain amendments to a certificate of incorporation be approved by a particular class of stockholders. If an amendment requires a class vote, it must be approved by a majority of the outstanding stock of the class entitled to vote on the matter, unless a greater proportion is specified in the certificate of incorporation or other provisions of the DGCL.

Under the DGCL, a corporation’s stockholders may amend its by-laws. The board of directors also may amend a corporation’s by-laws if so authorized in the certificate of incorporation.

Under the OBCA, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation. The by-law, amendment or repeal is generally effective immediately; however, the directors must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

Indemnification of Directors and Officers

Under the DGCL, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or who was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if: (1) the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and (2) in a criminal action or proceeding, the individual had no reasonable cause to believe that his or her conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which an individual is adjudged liable to the corporation, except to the extent the Court of Chancery or the court in which such action or suit was brought determines, in its discretion, that such person is fairly and reasonably entitled to indemnity.

If a director or officer successfully defends a third-party or derivative action, suit or proceeding, the DGCL requires that the corporation indemnify such director or officer for expenses (including attorneys’ fees) actually and reasonably incurred in connection with his or her defense.

Under the DGCL, a corporation may advance expenses relating to the defense of any proceeding to directors and officers upon the receipt of an undertaking by or on behalf of the individual to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified.

Under the OBCA, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgement, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, and the corporation may advance moneys to such indemnified persons.

The foregoing indemnification is prohibited under the OBCA unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of any other entity for which the individua acted as a director or officer or in a similar capacity at the corporation’s request and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

In addition to any indemnity the corporation may elect to provide, the OBCA provides that an individual referred to above is entitled to an indemnity from the corporation against all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity referred to above, if, in addition to fulfilling the conditions in (i) and (ii) above, the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

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The corporation may also, with the approval of a court, indemnify an individual referred to above or advance moneys to such individual in respect of an action by or on behalf of the corporation or other entity to obtain a judgement in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity, if the individual fulfils the conditions in (i) above.

Our by-laws provide that we shall indemnify the foregoing persons on substantially the terms set forth above.

Limited Liability of Directors

The DGCL permits the adoption of a provision in a corporation’s certificate of incorporation limiting or eliminating the monetary liability of a director to a corporation or its stockholders by reason of a director’s breach of the fiduciary duty of care. Delaware law also permits, if included in the certificate of incorporation, limited exculpation of certain officers for monetary damages in specified circumstances, subject to statutory limitations. The DGCL does not permit any limitation of a director’s liability for:

(1) breaching the duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith; (3) engaging in intentional misconduct or a known violation of law; (4) obtaining an improper personal benefit from the corporation; or (5) paying a dividend or approving a stock repurchase that was illegal under applicable law.

The OBCA does not permit the limitation of a director’s liability as the DGCL does.

Under the OBCA, directors and officers owe a fiduciary duty to the corporation. Every director and officer of a corporation must act honestly and in good faith with a view to the best interests of the corporation and must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Directors will not be found liable for breach of their duties where they exercise the care, diligence and skill that a reasonably prudent person would have exercised in comparable circumstances. This includes good faith reliance on: financial statements and reports represented by an auditor or officer of the corporation to fairly present the financial position of the corporation; advice or reports from an officer or employee of the corporation where it is reasonable in the circumstances to rely on such information; and, reports from an engineer, lawyer, accountant, or other person whose profession lends credibility to a statement made by any such person.

Stockholder/Shareholder Lawsuits
Under the DGCL, a stockholder may bring a derivative action on behalf of a corporation to enforce the corporation’s rights if he or she was a stockholder at the time of the transaction which is the subject of the action. Additionally, under Delaware case law, a stockholder must have owned stock in the corporation continuously until and throughout the litigation to maintain a derivative action. Delaware law also requires that, before commencing a derivative action, a stockholder must make a demand on the directors of the corporation to assert the claim, unless such demand would be futile. A stockholder also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Under the OBCA, a “complainant”, which includes a current or former shareholder (including a beneficial shareholder), director or officer of a corporation or its affiliates (or former director or officer of the corporation or its affiliates) and any other person who, in the discretion of the court, is an appropriate person, may make an application to court to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate (a derivative action).

No derivative action may be brought unless notice of the application has been given to the directors of the corporation or its subsidiary not less than fourteen days before bringing the application and the court is satisfied that (i) the directors of the corporation or the subsidiary will not bring, diligently prosecute or defend or discontinue the action, (ii) the complainant is acting in good faith and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. A complainant is not required to provide the notice referred to above if all of the directors of the corporation or its subsidiary are defendants in the action.

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In connection with a derivative action, the court may make any order it thinks fit, including an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

Blank Check Preferred Stock/Shares

Under the DGCL, a corporation’s certificate of incorporation may authorize the board of directors to issue new classes of preferred shares with voting, conversion, dividend distribution and other rights to be determined by the board of directors at the time of issuance. Such authorization could prevent a takeover attempt and thereby preclude stockholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill”, which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

The Corporation does not currently have a class of authorized preferred shares. Under the OBCA the Corporation may seek the approval of shareholders to amend the articles of incorporation to create a class of preferred shares, which may be in series, and authorize the Board to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as the board may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to the common voting shares.

The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of our outstanding shares and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our Common Shares.

The OBCA does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill”, which could have a limited effect on certain forms of takeover attempts and also preclude shareholders from realizing a potential premium over the market value of their shares. However, unlike Delaware law, pursuant to applicable Canadian securities laws, Canadian securities regulators have frequently cease-traded shareholder rights plans in the face of a take-over bid, and the take-over bid regime is such that shareholder rights plans are of limited utility in affecting bidder’s intentions.

Advance Notification Requirements for Proposals of Stockholders/Shareholders

Delaware corporations’ by-laws typically provide that stockholders may introduce a proposal to be voted on at an annual or special meeting of the stockholders, including nominees for election to the board of directors, only if they provide notice of such proposal to the secretary of the corporation in advance of the meeting. In addition, advance notice by-laws frequently require stockholders to provide information about their board of directors nominees, such as a nominee’s age, address, employment and beneficial ownership of shares of the corporation’s capital stock. The stockholder may also be required to disclose, among other things, his or her own name, share ownership and any agreement, arrangement or understanding with respect to such nomination.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting, and may call a special meeting at any time. In addition, the OBCA provides that holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders.

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For other proposals, the proposing stockholder is often required by the by-laws to provide a description of the proposal and any other information relating to such stockholder or beneficial owner, if any, on whose behalf that proposal is being made, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitation of proxies for the proposal and pursuant to and in accordance with the Exchange Act and the rules and regulations promulgated thereunder.

Other Important Provisions in Articles of Incorporation and Bylaws

The following is a summary of certain important provisions of our articles of incorporation and bylaws, as amended. The following is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to the articles of incorporation and bylaws. For further information, please refer to the full version of the articles of incorporation and bylaws, copies of which are filed on our profile on SEDAR+ and EDGAR.

Directors

Interested Transactions

The OBCA states that a director must disclose to us, in accordance with the provisions of the OBCA, the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director is a party to the contract or transaction, is a director or an officer or an individual acting in a similar capacity of a party to the contract or transaction, or has a material interest in a party to the contract or transaction.

A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless the contract or transaction:

●	relates primarily to the director’s remuneration as a director, officer, employee or agent of our company or an affiliate of our company;

●	is for indemnity or insurance otherwise permitted under the OBCA; or

●	is with an affiliate.

Remuneration of Directors

The OBCA provides that the remuneration of directors, if any, may be determined by the directors subject to our articles of incorporation and bylaws. That remuneration may be in addition to any salary or other remuneration paid to any employees who are also directors.

Age Limit Requirement

Neither our articles of incorporation nor the OBCA impose any mandatory age-related retirement or non-retirement requirement for directors.

Action Necessary to Change the Rights of Holders of Shares

Shareholders can authorize the amendment of our articles of incorporation to create or vary the special rights or restrictions attached to any of the shares by passing a special resolution. However, a right or special right attached to any class or series of shares may not be prejudiced or interfered with unless the shareholders holding shares of that class or series to which the right or special right is attached consent by a separate special resolution. A special resolution means a resolution passed by: (1) a majority of not less than two-thirds of the votes cast by the applicable class or series of shareholders who vote in person or by proxy at a meeting or (2) a resolution consented to in writing by all of the shareholders entitled to vote.

Impediments to Change of Control

Our articles of amalgamation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves our company.

Ownership and Exchange Controls

Competition Act

Limitations on the ability to acquire and hold Common Shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Mergers that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition (the “Commissioner”). Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in our company, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for a member of the World Trade Organization. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, with the relevant test being whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find the Corporation and our Common Shares less attractive because we are governed by foreign laws.

D-1

Appendix D

Form of Certificate of Corporate Domestication

This Certificate of Corporate Domestication is being filed for the purpose of domesticating Electrovaya Inc., a corporation organized under the laws of the province of Ontario, Canada (the “Non-US Company”), as a Delaware corporation, pursuant to Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”).

The Non-US Company does hereby certify as follows:

1. The Non-US Company first formed on September 24, 1996 in the province of Ontario, Canada.

2. The name of the Non-US Company immediately prior to the filing of this Certificate of Corporate Domestication was Electrovaya Inc.

3. The name of the Corporation as set forth in its Certificate of Incorporation filed in accordance with Section 388(b) of the DGCL is “Electrovaya Inc.”

4. The jurisdiction that constituted the seat, siege social, or principal place of business or central administration of the Non-US Company immediately prior to the filing of this Certificate of Corporate Domestication was the province of Ontario, Canada.

5. The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the Non-US Company and the conduct of its business or by applicable non-Delaware law, as appropriate.

6. The corporate domestication of the Non-US Company shall be effective upon filing of this Certificate of Corporate Domestication and the Certificate of Incorporation in accordance with Section 388 of the DGCL and with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned authorized person has duly executed this Certificate of Corporate Domestication on behalf of the Non-US Company.

ELECTROVAYA INC.

By:

Name:

Title:

Appendix E

Form of Certificate of Incorporation

Article I

The name of the corporation (the “Corporation”) is Electrovaya Inc.

Article II

The address of the registered office of the Corporation in the State of Delaware is 1209 N Orange St, Wilmington, DE, 19801-1196, United States. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”).

Article IV

A.       Classes of Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is unlimited, which shall be divided into two classes as follows: (i) unlimited shares of common stock, par value $0.01 per share (“Common Stock”); and unlimited shares of undesignated preferred stock, par value $0.01 per share (“Preferred Stock”).

Upon the effectiveness of the Certificate of Corporate Domestication of Electrovaya Inc., a corporation organized under the laws of the province of Ontario, Canada (“Electrovaya Ontario”), and this Certificate of Incorporation (the “Effective Time”), each Common Share, no par value, of Electrovaya Ontario issued and outstanding immediately prior to the Effective Time shall automatically become for all purposes one issued and outstanding, fully paid and non-assessable share of Common Stock, without any action required on the part of the Corporation, the holders thereof or any other person. Any stock certificate that, immediately prior to the Effective Time, represented Common Shares of Electrovaya Ontario will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the same number of shares of the Common Stock.

B.       Common Stock. Except as otherwise provided (i) by the DGCL, (ii) by this Article IV, Section B, or (iii) by resolutions, if any, of the board of directors of the Corporation (the “Board of Directors”) fixing the powers, designations, preferences and the relative, participating, optional or other rights of the Preferred Stock, or the qualifications, limitations or restrictions thereof, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each holder of record of Common Stock, as such, shall have one vote for each share of Common Stock which is outstanding in his, her or its name on the books of the Corporation on all matters on which stockholders are entitled to vote generally. Except as otherwise required by the DGCL, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL. Each share of Common Stock shall be entitled to participate equally in all dividends payable with respect to the Common Stock and to share equally, subject to any rights and preferences of the Preferred Stock (as fixed by resolutions, if any, of the Board of Directors), in all assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation.

C.       Preferred Stock. Subject to the provisions of this Certificate of Incorporation, the Board of Directors is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Preferred Stock, and to determine the voting powers (if any), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series. Further, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any such class or series, the Board of Directors is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

D.       Increase or Decrease to Authorized Shares. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Article V

A.       Management by the Board. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

B.       Number of Directors. Subject rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. Each director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office.

C.       Written Ballot. Elections of directors need not be by written ballot unless the bylaws of the Corporation (the “Bylaws”) shall so provide.

D.       No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

Article VI

A.       Exculpation. To the full extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.

B.       Indemnification and Advancement. The Corporation shall, to the full extent permitted by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) indemnify and hold harmless any and all current or former directors and officers of the Corporation from and against any and all of the expenses, liabilities or losses reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that except with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Bylaws may provide that the Corporation shall indemnify any current or former director or officer in connection with a proceeding (or a part thereof) initiated by such director or officer only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation shall, to the full extent permitted by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than such law permitted the Corporation to provide prior to such amendment), have the power to advance expenses to any and all current or former directors and officers of the Corporation and to provide indemnification or advance expenses to any and all current or former employees and agents of the Corporation or other persons.

C.       Non-Exclusive Right. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested Directors or otherwise.

D.       Amendment. Neither the amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation, nor, to the full extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

Article VII

A.       Amendment of Bylaws. The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the DGCL or this Certificate of Incorporation. The Bylaws may also be altered, amended, repealed or rescinded, in whole or in part, by the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

B.       No Stockholder Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

Article VIII

The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

Article IX

The name and mailing address of the incorporator are as follows: The Corporation Trust Company, 1209 N Orange St, Wilmington, DE, 19801-1196, United States.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Certificate of Incorporation has been duly executed by the undersigned incorporator in accordance with the DGCL.

Name:

Title:

Appendix F

Form of By-Laws

BYLAWS OF ELECTROVAYA INC.

Article X.
OFFICES

Section 10.01  Registered Office. The registered office and registered agent of Electrovaya Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Corporation’s certificate of incorporation as then in effect (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”).

Section 10.02  Other Offices. The Corporation may also have offices in such other places in the United States or elsewhere (and may change the Corporation’s registered agent) as the Board of Directors may, from time to time, determine or as the business of the Corporation may require as determined by any officer of the Corporation.

Article XI.
MEETINGS OF STOCKHOLDERS

Section 11.01  Annual Meetings. Annual meetings of stockholders may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board of Directors shall determine and state in the notice of meeting. The Board of Directors may, in its sole discretion, determine that annual meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.11 in accordance with the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”). The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 11.02  Special Meetings. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board of Directors or the Chairperson of the Board of Directors; provided that special meetings may also be called by either of the foregoing at the request of any person or persons holding of record at least 10% of the total voting power of the Corporation entitled to vote on any issue contemplated to be considered at such proposed special meeting, which written request shall state with specificity the purpose or purposes of such meeting. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. A special meeting may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board of Directors or the Chairperson of the Board of Directors shall determine and state in the notice of meeting. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.11 in accordance with the DGCL. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors or the Chairperson of the Board of Directors.

Section 11.03  Notice of Stockholder Business and Nominations.

(a)	Annual Meetings of Stockholders.

(i)	Except for (A) any directors entitled to be elected by the holders of Preferred Stock, (B) any directors elected or appointed in accordance with Section 3.05 hereof by the Board of Directors to fill a vacancy or newly-created directorship, or (C) as otherwise required by applicable law or stock exchange regulation, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 2.03 shall be eligible for election as directors. Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (x) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.04, (y) by or at the direction of the Board of Directors or any authorized committee thereof or (z) by any stockholder of the Corporation who is entitled to vote at the meeting, who, subject to Section 2.03(c) (iv), complied with the notice procedures set forth in Sections 2.03(a)(ii) and (a)(iii) and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

(ii)	For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.03(a)(i)(C), the stockholder must have given timely, proper notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board of Directors, such other business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70) days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held or deemed to have occurred in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twenty (120) days prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Notwithstanding anything in this Section 2.03(a)(ii) to the contrary, if the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the prior year’s annual meeting of stockholders, then a stockholder’s notice required by this Section shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(iii)	To be in proper written form, such stockholder’s notice to the Secretary shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by the person and any Stockholder Associated Person (as defined below), (iv) the date such shares were acquired and the investment intent of such acquisition, (v) a detailed description of the terms of any agreement, arrangement or understanding between the proposed nominee and any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director of the Corporation or relating to the proposed nominee’s nomination, and (vi) any other information relating to the person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including Rule 14a-19 (or any successor rule)), including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the Stockholder Associated Person, if any, on whose behalf the proposal is made; (C) as to the stockholder giving the notice and the Stockholder Associated Person, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of any Stockholder Associated Person, (ii) the class, series and number of shares of capital stock of the Corporation which are owned, directly or indirectly, beneficially and of record by such stockholder and any Stockholder Associated Person, (iii) a representation that the stockholder is a holder of record of the stock of the Corporation at the time of the giving of the notice, will be entitled to vote at such meeting and will appear in person or by proxy at the meeting to propose such business or nomination, (iv) a representation regarding whether the stockholder or the Stockholder Associated Person, if any, will be or is part of a group which will (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination (including, in the case of director nominations, in compliance with Rule 14a-19 (or any successor rule) under the Exchange Act (the “Universal Proxy Rule”)); provided, however, that in the case of a nomination of directors, such representation shall include (1) a representation that the stockholder intends to solicit the holders of shares representing at least sixty-seven percent (67%) of the voting power of the shares entitled to vote on the election of directors and (2) an undertaking to provide the Corporation with reasonable evidence that the stockholder has complied with the Universal Proxy Rule (including the solicitation requirement) not later than five (5) business days prior to the meeting or any adjournment or postponement thereof, (v) a certification regarding whether such stockholder and/or Stockholder Associated Person, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or Stockholder Associated Person’s acquisition of shares of capital stock or other securities of the Corporation and/or the stockholder’s and/or Stockholder Associated Person’s acts or omissions as a stockholder of the Corporation and (vi) any other information relating to such stockholder and/or Stockholder Associated Person, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder; (D) a description of any agreement, arrangement or understanding with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the stockholder giving the notice and/or any Stockholder Associated Person; and (E) a description of any agreement, arrangement or understanding (including without limitation any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) to which any Stockholder Associated Person is a party, the intent or effect of which may be (i) to transfer to or from any Stockholder Associated Person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation, (ii) to increase or decrease the voting power of any Stockholder Associated Person with respect to shares of any class or series of stock of the Corporation and/or (iii) to provide any Stockholder Associated Person, directly or indirectly, with the opportunity to profit or share in any profit derived from, or to otherwise benefit economically from, any increase or decrease in the value of any security of the Corporation. A stockholder providing notice of a proposed nomination for election to the Board of Directors or other business proposed to be brought before a meeting (whether given pursuant to this Section 2.03(a)(iii) or Section 2.03(b)) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct (x) as of the record date for determining the stockholders entitled to notice of the meeting and (y) as of the date that is fifteen (15) days prior to the meeting or any adjournment or postponement thereof, provided that if the record date for determining the stockholders entitled to vote at the meeting is less than fifteen (15) days prior to the meeting or any adjournment or postponement thereof, the information shall be supplemented and updated as of such later date. Any such update and supplement shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the record date for determining the stockholders entitled to notice of the meeting (in the case of any update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), not later than ten (10) days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of fifteen (15) days prior to the meeting or adjournment or postponement thereof) and not later than five (5) days after the record date for determining the stockholders entitled to vote at the meeting, but no later than the date prior to the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of a date less than fifteen (15) days prior to the date of the meeting or any adjournment or postponement thereof). In addition, notwithstanding anything in these Bylaws to the contrary, if any stockholder provides notice of a proposed nomination for election to the Board of Directors and thereafter (i) fails to comply with the Universal Proxy Rule (including the provision of the notices and evidence required thereunder) or (ii) fails to provide reasonable evidence of such compliance in accordance with the undertaking described above, then the Corporation shall disregard such nomination and such nomination shall not be eligible for consideration at the meeting. The Corporation may require the stockholder providing notice of a proposed nomination for election to the Board of Directors, or any such proposed nominee, to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and to determine the independence of such director under the Exchange Act and rules and regulations thereunder and applicable stock exchange rules, and such information shall be delivered in writing to the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) days after the request for such information has been delivered to or mailed and received by such stockholder or proposed nominee. A “Stockholder Associated Person” of any stockholder is (a) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (b) any beneficial owner of shares of capital stock of the Corporation owned of record or beneficially by such stockholder, and (c) any person controlling, controlled by or under common control with such Stockholder Associated Person.

(b)	Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or any committee thereof or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 2.03 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by Section 2.03(a)(ii) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of (i) the 90th day prior to such special meeting or (ii) the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c)	General.

(i)	Only such persons who are nominated in accordance with the procedures set forth in this Section 2.03 shall be eligible to serve as directors and only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairperson of the meeting shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws (including, in the case of nominations of directors, the Universal Proxy Rule), to declare that such defective proposal or nomination shall be disregarded. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairperson of the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairperson of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants and on stockholder approvals. Notwithstanding the foregoing provisions of this Section 2.03, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, a meeting of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(ii)	Whenever used in these Bylaws, “public announcement” shall mean disclosure (A) in a press release released by the Corporation, provided such press release (i) is released by the Corporation following its customary procedures, (ii) is reported by the Dow Jones News Service, Associated Press or comparable national news service, or (iii) is generally available on internet news sites, or (B) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(iii)	Notwithstanding the foregoing provisions of this Section 2.03, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.03; provided, however, that, to the full extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to these Bylaws (including Section 2.03(a)(i)(C) and Section 2.03(b)), and compliance with Section 2.03(a)(i)(C) and Section 2.03(b) shall be the exclusive means for a stockholder to make nominations or submit other business. Nothing in these Bylaws shall be deemed to affect any rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, to elect directors under specified circumstances.

Section 11.04  Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of the Corporation to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Section 11.05  Quorum. Unless otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange upon which the Corporation’s securities are listed, the holders of record of one third of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, one third in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

Section 11.06  Voting; Proxies.

(a)	Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Unless otherwise required by law, the Certificate of Incorporation, or these Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders, at which a quorum is present, shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Unless otherwise required by law, the Certificate of Incorporation, these Bylaws, or a written policy adopted by the Board of Directors (or any committee thereof), the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders, at which a quorum is present, by the holders of stock entitled to vote in the election. Unless required by the Certificate of Incorporation or applicable law, or determined by the Board of Directors or the chairperson of the meeting to be advisable, the vote on any question need not be by written ballot. On a vote by written ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, if there be such proxy. If authorized by the board of directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

(b)	Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting, to the extent permitted by and in the manner provided in the Certificate of Incorporation, may authorize another person or persons to act for such stockholder by proxy in any manner provided by applicable law, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

Section 11.07  Chairperson of Meetings. The Chairperson of the Board of Directors, if one is appointed, or, in his or her absence or disability, the Chief Executive Officer of the Corporation, or in the absence of the Chairperson of the Board of Directors and the Chief Executive Officer, a person designated by the Board of Directors shall be the chairperson of the meeting and, as such, preside at all meetings of the stockholders.

Section 11.08  Secretary of Meetings. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders. In the absence or disability of the secretary, the Chairperson of the Board of Directors or the Chief Executive Officer shall appoint a person to act as Secretary at such meetings.

Section 11.09  Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Certificate of Incorporation and in accordance with applicable law.

Section 11.10  Adjournment. At any meeting of stockholders of the Corporation, the Board of Directors, the chairperson of the meeting, or stockholders holding a majority in voting power of the shares of stock, present in person or by proxy and entitled to vote thereat even if less than a quorum, shall have the power to adjourn the meeting from time to time without notice other than announcement at the meeting if the adjournment is for less than thirty (30) days. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

Section 11.11  Remote Communication. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a)	participate in a meeting of stockholders; and

(b)	be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided, that

(i)	the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii)	the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii)	if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 11.12  Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

Article XII.
BOARD OF DIRECTORS

Section 12.01  Powers. Except as otherwise provided by the Certificate of Incorporation, these Bylaws or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by the DGCL or the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by the stockholders.

Section 12.02  Number and Term; Chairperson. Subject to the Certificate of Incorporation, the number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. Directors shall be elected by the stockholders at their annual meeting, and the term of each director so elected shall be as set forth in the Certificate of Incorporation. The Board of Directors shall elect a Chairperson of the Board of Directors, who shall have the powers and perform such duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe. The Chairperson of the Board of Directors shall preside at all meetings of the Board of Directors at which he or she is present. If the Chairperson of the Board of Directors is not present at a meeting of the Board of Directors, the Chairperson may designate another director to preside at such meeting. If the Chairperson of the Board of Directors is not present at a meeting of the Board of Directors and the Chairperson has not designated another director to preside at the meeting pursuant to the preceding sentence, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairperson of the Board of Directors) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting or is not a director, a majority of the directors present at such meeting shall elect one (1) of their members to preside.

Section 12.03  Resignations. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the Secretary of the Corporation. The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

Section 12.04  Removal. Directors of the Corporation may only be removed in the manner provided in the Certificate of Incorporation and applicable law.

Section 12.05  Vacancies and Newly Created Directorships. Except as otherwise provided by law, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected or appointed to fill a vacancy or newly created directorship shall hold office until the next election of directors and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Section 12.06  Meetings. Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by the Board of Directors. Special meetings of the Board of Directors may be called by the Chief Executive Officer of the Corporation or the Chairperson of the Board of Directors, and shall be called by the Chief Executive Officer or the Secretary of the Corporation if directed by the Board of Directors and shall be at such place, date and time as may be fixed by the person or persons at whose direction the meeting is called; provided, that no special meeting shall be held in Canada. Notice need not be given of regular meetings of the Board of Directors. At least twenty four (24) hours before each special meeting of the Board of Directors, either written notice, notice by electronic transmission or oral notice (either in person or by telephone) of the time, date and place of the meeting shall be given to each director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 12.07  Quorum, Voting and Adjournment. A majority of the total number of directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 12.08  Committees; Committee Rules. The Board of Directors may designate one or more committees, including, but not limited to, an Audit Committee, a Compensation and Management Resources Committee and a Nominating and Corporate Governance Committee, each such committee to consist of one or more of the directors of the Corporation as determined by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 12.09  Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed in the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 12.10  Remote Meeting. Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 12.11  Compensation. The Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 12.12  Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Article XIII.
OFFICERS

Section 13.01  Number. The officers of the Corporation may include a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer, a Secretary, one or more Vice Presidents, and one or more assistants to any appointed officer, each of whom shall be appointed by the Board of Directors and who shall hold office for such terms as shall be determined by the Board of Directors and until their successors are appointed and qualify or until their earlier resignation or removal. Any number of offices may be held by the same person.

Section 13.02  Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board of Directors. The Board of Directors may appoint one or more officers called a Vice Chairperson, each of whom does not need to be a member of the Board of Directors.

Section 13.03  Chief Executive Officer. The Chief Executive Officer, who may also be the President, subject to the determination of the Board of Directors, shall have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. If the Board of Directors has not appointed a separate Chairperson of the Board of Directors or in the absence or inability to act as the Chairperson of the Board of Directors, the Chief Executive Officer shall exercise all of the powers Chairperson and discharge all of the duties of the Chairperson of the Board of Directors, but only if the Chief Executive Officer is a director of the Corporation.

Section 13.04  President and Vice Presidents. The President shall have such powers and shall perform such duties as shall be assigned to him or her by the Chief Executive Officer or the Board of Directors. Each Vice President, if any are appointed, of whom one or more may be designated an Executive Vice President or Senior Vice President, shall have such powers and shall perform such duties as shall be assigned to him or her by the Chief Executive Officer or the Board of Directors. The President and each Vice President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Chief Executive Officer or the Board of Directors shall designate from time to time

Section 13.05  Chief Financial Officer; Treasurer. The Chief Financial Officer, or if none has been appointed, the Treasurer, shall have custody of the corporate funds, securities, evidence of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Chief Financial Officer, or if none has been appointed, the Treasurer, shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by (i) the Board of Directors or its designees selected for such purposes or (ii) the Chief Executive Officer, the President or any Vice President. The Chief Financial Officer and the Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Chief Executive Officer or the Board of Directors shall designate from time to time.

Section 13.06  Secretary. The Secretary shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept properly; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Chief Executive Officer or the Board of Directors shall designate from time to time.

Section 13.07  Corporate Funds and Checks. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by (i) the Board of Directors or its designees selected for such purposes or (ii) the Chief Executive Officer, President or any Vice President, or the Chief Financial Officer or Treasurer. All checks or other orders for the payment of money shall be signed by any of the Chief Executive Officer, the President, a Vice President, the Chief Financial Officer, the Treasurer or the Secretary or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board of Directors.

Section 13.08  Contracts and Other Documents. Any of the Chief Executive Officer, the President, a Vice President, the Chief Financial Officer, Treasurer or the Secretary or such other officer or officers as may from time to time be authorized by the Board of Directors or any other committee given specific authority in the premises by the Board of Directors during the intervals between the meetings of the Board of Directors, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

Section 13.09  Ownership of Stock of Another Corporation. Unless otherwise directed by the Board of Directors, any of the Chief Executive Officer, the President, a Vice President, the Chief Financial Officer, the Treasurer or the Secretary, or such other officer or agent as shall be authorized by the Board of Directors, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of securityholders of any entity in which the Corporation holds securities or equity interests and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such securities or equity interests at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

Section 13.10  Delegation of Duties. In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Board of Directors may delegate to another officer such powers or duties.

Section 13.11  Resignation and Removal. Any officer of the Corporation may be removed from office for or without cause at any time by the Board of Directors. Any officer may resign at any time in the same manner as prescribed with respect to directors under Section 3.03.

Section 13.12  Vacancies. The Board of Directors shall have the power to fill vacancies occurring in any office.

Section 13.13  Compensation. Officers shall receive such amounts and types of compensation for their services as shall be fixed by the Board of Directors.

Article XIV.
STOCK

Section 14.01  Shares With Certificates. The shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairperson of the Board of Directors or the Vice Chairperson of the Board of Directors, or the Chief Executive Officer, the President or a Vice President, Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or an Assistant Secretary of the Corporation shall be an authorized officer for such purpose) certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all of the signatures on the certificate may be a facsimile or electronic signature. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

Section 14.02  Shares Without Certificates. If the Board of Directors chooses to issue shares of stock without certificates, the Corporation, if required by the DGCL, shall, within a reasonable time after the issue or transfer of shares without certificates, send the stockholder a written statement of the information required by the DGCL. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 14.03  Transfer of Shares. Shares of stock of the Corporation represented by certificates shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation by delivery thereof (to the extent evidenced by a physical stock certificate) to the person in charge of the stock and transfer books and ledgers. Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented for transfer or uncertificated shares are requested to be transferred, both the transferor and transferee request the Corporation to do so. The Board of Directors shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of shares of stock of the Corporation.

Section 14.04  Lost, Stolen, Destroyed or Mutilated Certificates. A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond, in such sum as the Corporation may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the Corporation, the posting of a bond by such owner in an amount sufficient to indemnify the Corporation against any claim that may be made against it in connection therewith.

Section 14.05  List of Stockholders Entitled To Vote. The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (a) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation shall take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5.05 or to vote in person or by proxy at any meeting of stockholders.

Section 14.06  Fixing Date for Determination of Stockholders of Record.

(a)	In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting to the extent required by Section 2.10 the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting in each case, in accordance with Section 2.10.

(b)	In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c)	Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 14.07  Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock or notification to the Corporation of the transfer of uncertificated shares with a request to record the transfer of such share or shares, the Corporation may treat the registered owner of such share or shares as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner of such share or shares. To the full extent permitted by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

Article XV.
NOTICE AND WAIVER OF NOTICE

Section 15.01  Notice. If mailed, notice to stockholders shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 15.02  Waiver of Notice. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting (in person or by remote communication) shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Article XVI.
INDEMNIFICATION

Section 16.01  Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the full extent permitted by law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 16.02  Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 7.01, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article VII (which shall be governed by Section 7.03 (hereinafter an “advancement of expenses”)); provided, however, that, if the DGCL requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Sections 7.01 and 7.02 or otherwise.

Section 16.03  Right of Indemnitee to Bring Suit. If a claim under Section 7.01 or 7.02 is not paid in full by the Corporation within (i) 60 days after a written claim for indemnification has been received by the Corporation or (ii) 20 days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the full extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the indemnitee has not met the applicable standard for indemnification set forth in Section 7.01. In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the indemnitee has not met the applicable standard for indemnification set forth in Section 7.01. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in Section 7.01, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

Section 16.04  Indemnification Not Exclusive.

(a)	The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article VII, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article VII, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

(b)	Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or an officer of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of the Certificate of Incorporation or these Bylaws (or any other agreement between the Corporation and such persons) in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article VII, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Any obligation on the part of any indemnitee-related entities to indemnify or advance expenses to any indemnitee shall be secondary to the Corporation’s obligation and shall be reduced by any amount that the indemnitee may collect as indemnification or advancement from the Corporation. The Corporation irrevocably waives, relinquishes and releases the indemnitee-related entities from any and all claims against the indemnitee-related entities for contribution, subrogation or any other recovery of any kind in respect thereof. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 7.04(b), entitled to enforce this Section 7.04(b).

For purposes of this Section 7.04(b), the following terms shall have the following meanings:

(i)	The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation (other than as a result of obligations under an insurance policy).

(ii)	“jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to Delaware law, any agreement or certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

Section 16.05  Nature of Rights. The rights granted pursuant to the provisions of this Article VII shall vest at the time a person becomes an officer or director of the Corporation and shall be deemed to create a binding contractual obligation on the part of the Corporation to the persons who from time to time are appointed as officers or directors of the Corporation, and such persons in acting in their capacities as officers or directors of the Corporation or any subsidiary shall be entitled to rely on such provisions of this Article VII without giving notice thereof to the Corporation. Such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

Section 16.06  Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 16.07  Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the full extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation. Any reference to an officer of the Corporation in this Article VII shall be deemed to refer exclusively to an officer of the Corporation appointed by the Board of Directors pursuant to Article IV, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article VII.

Article XVII.
MISCELLANEOUS

Section 17.01  Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 17.02  Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 17.03  Fiscal Year. The fiscal year of the Corporation shall end on December 31, or such other day as the Board of Directors may designate.

Section 17.04  Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 17.05  Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, such provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

Article XVIII.
EXCLUSIVE JURISDICTIONS FOR CERTAIN ACTIONS

Section 18.01  Exclusive Forum for Internal Corporate Claims. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following claims (each, an “Internal Corporate Claim”): (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of, or based upon, a breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Corporation’s Certificate of Incorporation (as amended and/or restated from time to time), or these Bylaws (as amended and/or restated from time to time), including any claim as to which the DGCL confers jurisdiction on the Court of Chancery; or (iv) any action asserting a claim governed by the internal affairs doctrine.

Section 18.02  Delaware Forum Fallback. If, and only if, the Court of Chancery dismisses any Internal Corporate Claim for lack of subject matter jurisdiction, the sole and exclusive forum for such claim shall be another state court sitting in the State of Delaware (or, if no state court sitting in the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in each case to the fullest extent permitted by law.

Section 18.03  Federal Forum for Securities Act Claims. To the fullest extent permitted by law, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Section 18.04  Exchange Act and Exclusive Federal Jurisdiction Claims. This Article IX shall not apply to claims brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Section 18.05  Notice and Consent. To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX.

Article XIX.
AMENDMENTS

The Board of Directors is authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. Notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote of the stockholders, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law, the Certificate of Incorporation or these Bylaws, the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of these Bylaws or to adopt any provision inconsistent herewith.

g-1

Appendix G

Section 185 of the Business Corporations Act (Ontario)

Rights of dissenting shareholders

185. (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181;

(d.1)       be continued under the Co-operative Corporations Act under section 181.1;

(d.2)       be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184(3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholders who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54(2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(c)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and; or

(d)	to be sent the notice referred to in subsection 54 (3).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(e)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(f)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made, of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favor of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a)  and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.